6-K 1 form6k204.htm

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the period ended November  28, 2004

Vannessa Ventures Ltd.

Suite 220, 1010 1st Street SW

Calgary, Alberta, Canada T2R 1K4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No   X

FORM 6-K EXHIBIT INDEX
EXHIBIT
1.	Press Release, October 13, 2004 – English
2.	Notice of Articles, October 14, 2004 - English
3.	MD&A (Amended), June 30, 2004 - English
4.	Press Release, October 29, 2004 - English
5.	Press Release, November 12, 2004 - English
6.	Consolidated Interim Financial Statements, September 30, 2004 - English
7	Management Discussions and Analysis, September 30, 2004 - English
8.	Press Release, November 26, 2004 - English

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Vannessa Ventures Ltd.

(Registrant)

Date: November 29, 2004

By:

“Cameron B Boyer”

 Cameron B Boyer

                                                                                  Its: Controller

VANNESSA VENTURES LTD.

220, 1010 – 1St S.W.

Calgary, Alberta T2R 1K4

Telephone: (403) 444-5191

NEWS RELEASE

October 13, 2004

Trading Symbol: TSXV: VVV

Drilling to Commence on Vannessa’s Marudi Property in Guyana

Vannessa Ventures Ltd. (the “Company”) – The Company announces that drilling is ready to commence on the Company’s Marudi property located in southern Guyana.  This program originally scheduled for earlier in the year was delayed by a decision to increase the project scope and by the onset of the rainy season.  The expanded project now involves re-logging of existing core, re-evaluation of all prior data and surface mapping in addition to the 2,500 meter drill program.

Through its 100 percent owned subsidiary, Romanex (Guyana) Inc., the Company holds a 12,500 acre Mining License over the historical gold producing area surrounding Marudi Mountain and Mazoa Hill.

Earlier diamond drilling has been focused on two areas of gold mineralization, Marudi Mountain and Mazoa Hill.  The current program will seek to expand the resource estimates of these areas and investigate other nearby high potential areas identified by geochemical anomalies and other exploration methods.

A resource estimate completed by Kilborn Engineering Pacific in June 1995 on behalf of the properties former owner, Sutton Resources, identified measured and indicated resources of 320,000 ounces of gold at an average grade of 2.94 g/t gold at a 1 g/t cut off ratio plus 67,000 ounces of inferred resources at an average grade of 2.45 g/t again at a 1 g/t cut off grade.  The Kilborn study, which deals with only the Mazoa Hill zone, is filed on SEDAR and a summary of these results was published by the Company in a prior news release dated February 14, 2002.

Marudi Mountain and the adjacent Paint Mountain areas hold the potential to host additional drill targets as is evident by the placer mining and other hand mining that has historically been carried out in the area.

Vannessa (Guyana) Inc., a 100 percent owned subsidiary, now holds a Prospecting License on the Paint Mountain area of approximately 8,875 acres adjacent to the Marudi Mountain concession.

John Morgan,

President

Vannessa Ventures Ltd.

“The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.”

Incorporation number:   BC0225083

VANNESSA VENTURES LTD.
(the "Company")

EFFECTIVE DATE OF
ARTICLES  September 23, 2004

The Company has as its articles the following articles.

Full name and signature of authorized signatory	Date of signing
signed - "John R. Morgan" [Full name of director]	October 13, 2004

1. Interpretation

1.1

Definitions

In these Articles, unless the context otherwise requires:

(1)

"board of directors", "directors" and "board" mean the directors or sole director of the Company for the time being;

(2)

"Business Corporations Act" means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(3)

"Interpretation Act" means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(4)

"legal personal representative" means the personal or other legal representative of the shareholder;

(5)

"registered address" of a shareholder means the shareholder’s address as recorded in the central securities register;

(6)

"seal" means the seal of the Company, if any.

1.2

Business Corporations Act and Interpretation Act Definitions Applicable

The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were set out herein. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

2. Shares and Share Certificates

2.1

Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2

Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.3

Shareholder Entitled to Certificate or Acknowledgment

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgment of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate to one of several joint shareholders or to one of the shareholders’ duly authorized agents will be sufficient delivery to all.

2.4

Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate may be sent to the shareholder by mail at the shareholder’s registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5

Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(1)

order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(2)

issue a replacement share certificate or acknowledgment, as the case may be.

2.6

Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

If a share certificate or a non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive:

(1)

proof satisfactory to them that the share certificate or acknowledgment is lost, stolen or destroyed; and

(2)

any indemnity the directors consider adequate.

2.7

Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8

Certificate Fee

There must be paid as a fee to the Company for issuance of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any determined by the directors, which must not exceed the amount prescribed under the Business Corporations Act.

2.9

Trusts and Partial Interests in Shares

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

3. Issue of Shares

3.1

Directors Authorized

Subject to the Business Corporations Act and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2

Commissions and Discounts

The Company may at any time, pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3

Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4

Conditions of Issue

Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(1)

consideration is provided to the Company for the issue of the share by one or more of the following:

(a)

past services performed for the Company;

(b)

property;

(c)

money; and

(2)

the directors in their discretion have determined that the value of the consideration received by the Company is equal to or greater than the issue price set for the share under Article 3.1.

3.5

Share Purchase Warrants and Rights

Subject to the Business Corporations Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4. Share Registers

4.1

Central Securities Register and any Branch Securities Register

As required by and subject to the Business Corporations Act, the Company must maintain a central securities register and may maintain a branch securities register. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register or any branch securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2

Closing Register

The Company must not at any time close its central securities register.

5. Share Transfers

5.1

Registering Transfers

A transfer of a share of the Company must not be registered unless:

(1)

a duly signed instrument of transfer in respect of the share has been received by the Company;

(2)

if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

(3)

if a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment has been surrendered to the Company.

For the purpose of this Article, delivery or surrender to the agent which maintains the Company's central securities register or a branch securities register, if applicable, will constitute receipt by or surrender to the Company.

5.2

Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates or in any other form that may be approved by the directors from time to time.

5.3

Transferor Remains Shareholder

Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4

Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(1)

in the name of the person named as transferee in that instrument of transfer; or

(2)

if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5

Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.6

Transfer Fee

There must be paid as a fee to the Company, registration of any transfer, the amount, if any, determined by the directors.

6. Transmission of Shares

6.1

Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder’s interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2

Rights of Legal Personal Representative

The legal personal representative has the same rights, privileges and obligations with respect to the shares as were held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Business Corporations Act and the directors have been deposited with the Company.

7. Purchase of Shares

7.1

Company Authorized to Purchase Shares

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the Business Corporations Act, the Company may, if authorized by resolution of the directors, purchase, redeem or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

7.2

Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase, redeem or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1)

the Company is insolvent; or

(2)

making the payment or providing the consideration would render the Company insolvent.

7.3

Redemption of Shares

If the Company proposes to redeem some but not all of the shares of any class, the Directors may, subject to any special rights and restrictions attached to such class of shares, decide the manner in which the shares to be redeemed shall be selected.

7.4

Sale and Voting of Purchased Shares

If the Company retains a share which it has redeemed, purchased or otherwise acquired, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1)

is not entitled to vote the share at a meeting of its shareholders;

(2)

must not pay a dividend in respect of the share; and

(3)

must not make any other distribution in respect of the share.

8. Borrowing Powers

8.1

The Company, if authorized by the directors, may:

(1)

borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(2)

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3)

guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

8.2

Any bonds, debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, or with special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of Directors or otherwise and may, by their terms, be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the Directors may determine.

9. Alterations

9.1

Alteration of Authorized Share Structure

Subject to Article 9.2 and the Business Corporations Act, the Company may:

(1)

by directors' resolution or by ordinary resolution, in each case as determined by the directors:

(a)

create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)

increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c)

subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d)

if the Company is authorized to issue shares of a class of shares with par value:

(i)

decrease the par value of those shares; or

(ii)

if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e)

change all or any of its unissued shares with par value into shares without par value or any of its unissued shares without par value into shares with par value or change all or any of its fully paid issued shares with par value into shares without par value; or

(f)

alter the identifying name of any of its shares; and

(2)

by ordinary resolution otherwise alter its shares or authorized share structure.

9.2

Special Rights and Restrictions

Subject to the Business Corporations Act, the Company may:

(1)

by directors' resolution or by ordinary resolution, in each case as determined by the directors, create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, if none of those shares have been issued; or vary or delete any special rights or restrictions attached to the shares of any class or series of shares, if none of those shares have been issued; and

(2)

by special resolution of the shareholders of the class or series affected, do any of the acts in (1) above if any of the shares of the class or series of shares have been issued.

9.3

Change of Name

The Company may by resolution of its directors or by ordinary resolution, in each case as determined by the directors, authorize an alteration of its Notice of Articles in order to change its name.

9.4

Other Alterations

The Company, save as otherwise provided by these Articles and subject to the Business Corporations Act, may:

(1)

by directors' resolution or by ordinary resolution, in each case as determined by the directors, authorize alterations to the Articles that are procedural or administrative in nature or are matters that pursuant to these Articles are solely within the directors' powers, control or authority; and

(2)

if the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution,  by ordinary resolution alter these Articles.

10. Meetings of Shareholders

10.1

Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2

Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3

Calling of Meetings of Shareholders

The directors may, whenever they think fit, call a meeting of shareholders.

10.4

Location of Meetings of Shareholders and Meetings by Telephone or Other Electronic Means

A meeting of the Company may be held:

(1)

at a location outside British Columbia if that location is:

(a)

approved by resolution of the directors before the meeting is held; or

(b)

approved in writing by the Registrar of Companies before the meeting is held; and

(2)

entirely or in part by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if approved by directors’ resolution prior to the meeting and subject to the Business Corporations Act.  Any person participating in a meeting by such means is deemed to be present at the meeting.

10.5

Notice for Meetings of Shareholders

Subject to Article 10.2, the Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by directors' resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1)

if and for so long as the Company is a public company, 21 days;

(2)

otherwise, 10 days.

10.6

Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(1)

if and for so long as the Company is a public company, 21 days;

(2)

otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7

Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.8

Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.9

Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting or a circular prepared in connection with the meeting must:

(1)

state the general nature of the special business; and

(2)

if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document :

(a)

will be available for inspection by shareholders at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice during statutory business hours on any one or more specified days before the day set for the holding of the meeting; and

(b)

may provide that the document is available by request from the Company or accessible electronically or on a website as determined by the directors.

11. Proceedings at Meetings of Shareholders

11.1

Special Business

At a meeting of shareholders, the following business is special business:

(1)

at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2)

at an annual general meeting, all business is special business except for the following:

(a)

business relating to the conduct of or voting at the meeting;

(b)

consideration of any financial statements of the Company presented to the meeting;

(c)

consideration of any reports of the directors or auditor;

(d)

the setting or changing of the number of directors;

(e)

the election or appointment of directors;

(f)

the appointment of an auditor;

(g)

the setting of the remuneration of an auditor;

(h)

business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(i)

any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2

Special Majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3

Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is one person present or represented by proxy.

11.4

Other Persons May Attend

The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.5

Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.6

Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1)

in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(2)

in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.7

Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.7(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the meeting shall be terminated.

11.8

Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(1)

the chair of the board, if any; or

(2)

if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

11.9

Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president willing to act as chair of the meeting or present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose a director, officer or corporate counsel to be chair of the meeting or if  none of the above persons are present or if they decline to take the chair, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.10

Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.11

Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.12

Decisions by Show of Hands or Poll

Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.13

Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.12, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.14

Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.15

Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders, either on a show of hands or on a poll, has a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.16

Manner of Taking Poll

Subject to Article 11.17, if a poll is duly demanded at a meeting of shareholders:

(1)

the poll must be taken:

(a)

at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(b)

in the manner, at the time and at the place that the chair of the meeting directs;

(2)

the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3)

the demand for the poll may be withdrawn by the person who demanded it.

11.17

Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.18

Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.19

Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.20

Demand for Poll

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.21

Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.22

Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

12. Votes of Shareholders

12.1

Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1)

on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2)

on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2

Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3

Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1)

any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2)

if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4

Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

12.5

Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1)

for that purpose, the instrument appointing a representative must:

(a)

be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(b)

be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;

(2)

if a representative is appointed under this Article 12.5:

(a)

the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(b)

the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6

Proxy Provisions Do Not Apply to All Companies

Articles 12.7 to 12.15 do not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

12.7

Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint up to two proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8

Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9

When Proxy Holder Need Not Be Shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(1)

the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(2)

the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(3)

the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.10

Deposit of Proxy

A proxy for a meeting of shareholders must:

(1)

be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(2)

unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11

Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1)

at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2)

by the chair of the meeting, before the vote is taken.

12.12

Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company]
(the "Company")

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder): _____________________

Signed [month, day, year]

[Signature of shareholder]

[Name of shareholder—printed]

12.13

Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

(1)

received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2)

provided, at the meeting, to the chair of the meeting.

12.14

Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(1)

if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(2)

if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15

Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

13. Directors

13.1

First Directors; Number of Directors

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Business Corporations Act. The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(1)

subject to paragraphs (2) and (3), the number of directors that is equal to the number of the Company’s first directors;

(2)

if the Company is a public company, the greater of three and the most recently set of:

(a)

the number of directors elected by ordinary resolution (whether or not previous notice of the resolution was given); and

(b)

the number of directors set under Article 14.4;

(3)

if the Company is not a public company, the most recently set of:

(a)

the number of directors elected by ordinary resolution (whether or not previous notice of the resolution was given); and

(b)

the number of directors set under Article 14.4.

13.2

Change in Number of Directors

If the number of directors is set under Articles 13.1(2) or 13.1(3):

(1)

the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(2)

if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3

Directors’ Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4

Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

13.5

Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6

Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7

Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8

Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

14. Election and Removal of Directors

14.1

Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(1)

the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(2)

those directors whose term of office expires at the annual general meeting cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment.

14.2

Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1)

that individual consents to be a director in the manner provided for in the Business Corporations Act;

(2)

that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(3)

with respect to first directors, the designation is otherwise valid under the Business Corporations Act.

14.3

Failure to Elect or Appoint Directors

If:

(1)

the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(2)

the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3)

the date on which his or her successor is elected or appointed; and

(4)

the date on which he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

14.4

Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5

Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6

Remaining Directors Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

14.7

Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8

Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed:

(1)

one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(2)

in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment.

14.9

Ceasing to be a Director

A director ceases to be a director when:

(1)

the term of office of the director expires;

(2)

the director dies;

(3)

the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4)

the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10

Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11

Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

15. Alternate Directors

15.1

Appointment of Alternate Director

Any director (an "appointor") may by notice in writing received by the Company appoint any person (an "appointee") who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.

15.2

Notice of Meetings

Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

15.3

Alternate for More Than One Director Attending Meetings

A person may be appointed as an alternate director by more than one director, and an alternate director:

(1)

will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(2)

has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(3)

will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity;

(4)

has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

15.4

Consent Resolutions

Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.

15.5

Alternate Director Not an Agent

Every alternate director is deemed not to be the agent of his or her appointor.

15.6

Revocation of Appointment of Alternate Director

An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

15.7

Ceasing to be an Alternate Director

The appointment of an alternate director ceases when:

(1)

his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(2)

the alternate director dies;

(3)

the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;

(4)

the alternate director ceases to be qualified to act as a director; or

(5)

his or her appointor revokes the appointment of the alternate director.

15.8

Remuneration and Expenses of Alternate Director

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

16. Powers and Duties of Directors

16.1

Powers of Management

The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

16.2

Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

17. Disclosure of Interest of Directors

17.1

Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

17.2

Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3

Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4

Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

17.5

Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6

No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

17.7

Professional Services by Director or Officer

Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8

Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

18. Proceedings of Directors

18.1

Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

18.2

Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting has a second or casting vote.

18.3

Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1)

the chair of the board, if any;

(2)

in the absence of the chair of the board or if designated by the chair, the president, a  director or other officer; or

(3)

any other director or officer chosen by the directors if:

(a)

neither the chair of the board nor the president is present at the meeting within 15 minutes after the time set for holding the meeting;

(b)

neither the chair of the board nor the president is willing to chair the meeting; or

(c)

the chair of the board and the president have advised the secretary, if any, or any other director, that they will not be present at the meeting.

18.4

Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

18.5

Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

18.6

Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Article 24.1 or orally or by telephone.

18.7

When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:

(1)

the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(2)

the director or alternate director, as the case may be, has waived notice of the meeting.

18.8

Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

18.9

Waiver of Notice of Meetings

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.

18.10

Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at two directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

18.11

Validity of Acts Where Appointment Defective

Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

18.12

Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it, whether by signed document, fax, email or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or on the latest date stated on any counterpart. A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

19. Executive and Other Committees

19.1

Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors’ powers, except:

(1)

the power to fill vacancies in the board of directors;

(2)

the power to remove a director;

(3)

the power to change the membership of, or fill vacancies in, any committee of the directors; and

(4)

such other powers, if any, as may be set out in the resolution or any subsequent directors’ resolution.

19.2

Appointment and Powers of Other Committees

The directors may, by resolution:

(1)

appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2)

delegate to a committee appointed under paragraph (1) any of the directors’ powers, except:

(a)

the power to fill vacancies in the board of directors;

(b)

the power to remove a director;

(c)

the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d)

the power to appoint or remove officers appointed by the directors; and

(3)

make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors’ resolution.

19.3

Obligations of Committees

Any committee appointed under Articles 19.1 or 19.2, in the exercise of the powers delegated to it, must:

(1)

conform to any rules that may from time to time be imposed on it by the directors; and

(2)

report every act or thing done in exercise of those powers at such times and in such manner and form as the directors may require.

19.4

Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 19.1 or 19.2:

(1)

revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2)

terminate the appointment of, or change the membership of, the committee; and

(3)

fill vacancies in the committee.

19.5

Committee Meetings

Subject to Article 19.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.1 or 19.2:

(1)

the committee may meet and adjourn as it thinks proper;

(2)

the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3)

a majority of the members of the committee constitutes a quorum of the committee; and

(4)

questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

20. Officers

20.1

Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

20.2

Functions, Duties and Powers of Officers

The directors may, for each officer:

(1)

determine the functions and duties of the officer;

(2)

entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(3)

revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3

Qualifications

No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing director must be a director. Any other officer need not be a director.

20.4

Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

21. Indemnification

21.1

Definitions

In this Article 21:

(1)

"eligible penalty" means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(2)

"eligible proceeding" means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or alternate director of the Company (an "eligible party") or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company:

(a)

is or may be joined as a party; or

(b)

is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(3)

"expenses" has the meaning set out in the Business Corporations Act.

21.2

Mandatory Indemnification of Directors and Former Directors

Subject to the Business Corporations Act, the Company must indemnify a director, former director or alternate director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 21.2.

21.3

Indemnification

Subject to any restrictions in the Business Corporations Act and these Articles, the Company may indemnify any person.

21.4

Non-Compliance with Business Corporations Act

The failure of a director, alternate director or officer of the Company to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

21.5

Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1)

is or was a director, alternate director, officer, employee or agent of the Company;

(2)

is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3)

at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4)

at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

22. Dividends

22.1

Payment of Dividends Subject to Special Rights

The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.2

Declaration of Dividends

Subject to the Business Corporations Act, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

22.3

No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 22.2.

22.4

Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

22.5

Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

22.6

Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(1)

set the value for distribution of specific assets;

(2)

determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3)

vest any such specific assets in trustees for the persons entitled to the dividend.

22.7

When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

22.8

Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

22.9

Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

22.10

Dividend Bears No Interest

No dividend bears interest against the Company.

22.11

Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

22.12

Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.13

Capitalization of Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

23. Documents, Records and Reports

23.1

Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

23.2

Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

24. Notices

24.1

Method of Giving Notice

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1)

mail addressed to the person at the applicable address for that person as follows:

(a)

for a record mailed to a shareholder, the shareholder’s registered address;

(b)

for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(c)

in any other case, the mailing address of the intended recipient;

(2)

delivery at the applicable address for that person as follows, addressed to the person:

(a)

for a record delivered to a shareholder, the shareholder’s registered address;

(b)

for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(c)

in any other case, the delivery address of the intended recipient;

(3)

sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4)

sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(5)

physical delivery to the intended recipient.

24.2

Deemed Receipt of Mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

24.3

Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 24.1, prepaid and mailed or otherwise sent as permitted by Article 24.1 is conclusive evidence of that fact.

24.4

Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

24.5

Notice to Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1)

mailing the record, addressed to them:

(a)

by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(b)

at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2)

if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

25. Seal

25.1

Who May Attest Seal

Except as provided in Articles 25.2 and 25.3, the Company’s seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1)

any two directors;

(2)

any officer, together with any director;

(3)

if the Company only has one director, that director; or

(4)

any one or more directors or officers or persons as may be determined by the directors.

25.2

Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer.

25.3

Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

26. Prohibitions

26.1

Definitions

In this Article 26:

(1)

"designated security" means:

(a)

a voting security of the Company;

(b)

a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

(c)

a security of the Company convertible, directly or indirectly, into a security described in paragraph (a) or (b);

(2)

"security" has the meaning assigned in the Securities Act (British Columbia);

(3)

"voting security" means a security of the Company that:

(a)

is not a debt security, and

(b)

carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

26.2

Application

Article 26.3 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

26.3

Consent Required for Transfer of Shares or Designated Securities

No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

Vannessa Ventures Ltd.

Schedule “C”

Management Discussions & Analysis

June 30, 2004

Introduction

Vannessa Ventures Ltd. is an exploration company engaged in the search for economic deposits of precious metals and stones primarily in Central and South America. The Company also evaluates properties available for acquisition.

The Company’s shares are listed on the TSX Venture Exchange, the OTC-BB Market in the US and on the Berlin Stock Exchange.

The Management Discussion and Analysis (“MD&A”) provides an analysis of the Company’s business and compares its first quarter fiscal year 2005 financial results with those of the previous years first quarter. The MD&A should be read in conjunction with the consolidated financial statements and its related notes attached as Schedule A. The Company prepares and files its consolidated financial statements and MD&A in Canadian (CDN) dollars. The consolidated financial statements and MD&A are filed with Canadian regulatory authorities and are available on www.sedar.com.

The MD&A is comprised of five sections. The Summary (1) provides a review of the Company’s financial results and the more important accounting policies (estimates, capitalization, deferred costs) used in preparing such statements. The Expense section (2) reports on the Company’s expenses for the year. The Financial Condition and Liquidity (3) section describes the Company’s cash position and investing activities. In Risks and Uncertainties (4), the risks associated with the exploration and mining business are identified, and the Company’s plan of how to manage and mitigate exposures are explained and finally, the Operations Review and Outlook (5) section outlines the Company’s exploration and development plans for the coming year.

1. Summary

The Company has adopted the TSX Corporate Governance Guidelines and has established certain duties for the Board of Directors as well as auditing, quality, ethics and independence standards and rules as required for the Company’s US listing under the SARBANES-OXLEY Act 2002.

During the first quarter ended June 30, 2004 the Company continued its advancement of mineral projects in Costa Rica and Guyana and its legal proceedings in Venezuela with respect to the defense of its ownership rights to the Las Cristinas project.

Selected Financial Data

The following table contains selected financial information from the audited annual consolidated financial statements of the company in accordance with Canadian GAAP for the years 2002 through 2004.

The table below also contains selected financial information derived from the unaudited interim consolidated financial statements of the Company prepared in accordance with Canadian GAPP for the current quarter and the seven preceding quarters.

Vannessa Ventures Ltd.

Selected Financial Information

For the Quarter Ended June 30, 2004

Selected Financial Data

The following selected financial data is derived from the audited annual consolidated financial statements of the Company prepared in accordance with Canadian GAAP.

	For the Years Ended March 31,
	2004	2003	2002

Operations:
General and administrative	1,412,355	1,821,770	1,800,278
Option benefits	454,671	700,004	-
Other expense (income)	3,714,016	6,813,530	4,632,434
Net loss	5,581,042	9,335,304	6,432,712
Basic and diluted loss per share	0.09	0.18	0.14

Balance Sheet
Total assets	11,093,367	7,977,296	11,548,315
Total liabilities	992,926	1,127,181	1,474,088
Working capital (deficiency)	3,698,844	-450,109	244,397
Resource property expenditures	3,115,319	4,265,833	6,896,022
Share capital
Authorized	250,000,000	250,000,000	100,000,000
Weighted average shares outstanding	60,431,353	51,249,109	46,498,958
Warrants	23,705,000	6,780,000	780,000
Options	3,500,000	2,025,000	2,117,500

The following selected financial data is derived from the unaudited  consolidated financial statements of the Company prepared in accordance with Canadian GAAP.

	Quarter Ended		Quarter Ended				Quarter Ended
	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep
	2004		2003				2002

Operations:
General and administrative	381,498	281,551	314,030	600,860	215,914	397,825	273,872	440,373
Option benefits	-	387,104	-	67,567	-	55,396	90,648	553,960
Other expense (income)	822,619	1,670,044	517,138	759,078	767,756	5,371,680	613,127	380,876
Net loss	1,204,117	2,338,699	831,168	1,427,505	983,670	5,824,901	977,647	1,375,209
Basic and diluted loss per share	0.02	0.04	0.01	0.03	0.02	0.11	0.02	0.03

Balance Sheet
Total assets	9,874,580	11,093,367	11,805,949	7,859,949	8,259,779	7,977,296	1,322,740	2,193,533
Total liabilities	930,656	992,926	822,082	1,334,913	905,838	1,127,181	932,437	1,104,966
Working capital (deficiency)	2,499,322	3,698,844	3,381,020	-1,002,413	47,824	-450,109	390,303	1,088,567
Resource property expenditures	878,101	651,435	904,263	783,778	775,843	1,959,092	776,555	811,803
Share capital
Authorized	250,000,000	250,000,000	100,000,000	100,000,000	100,000,000	100,000,000	100,000,000	100,000,000
Outstanding	75,221,353	75,051,353	72,351,353	59,101,353	58,801,353	54,501,353	54,166,846	49,136,763
Warrants	23,705,000	23,705,000	24,580,000	11,080,000	152,455	6,780,000	6,445,493	4,445,493
Options	3,180,000	3,500,000	3,725,000	3,725,000	2,025,000	2,025,000	2,245,000	2,200,000

The accounting for all expenses for these activities is detailed in the attached Financial Statements using the following policies:

Accounting Policies

The Company’s accounting policies are described in Note 2 to the Consolidated Financial Statements. Management considers the following policies to be the most important in preparing the Company’s Consolidated Financial Statements and the uncertainties that could impact its financial condition and cash flows.

a) Use of Estimates

The attached Consolidated Financial Statements are prepared in conformity with Canadian GAAP, which requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported expenses during the reporting period. On an ongoing basis, management evaluates its estimates and assumptions; however, actual amounts could differ from those based on estimates and assumptions.

b) Property, Plant, Equipment and Exploration

In accordance with its accounting policies in these areas, the Company capitalizes Property, Plants and Equipment purchased as well as exploration expenses on properties with specific exploration programs. For a more detailed description of accounting for mineral interests see Financial Statements (Note 2d).

Financial Results

The Company has no revenue other than limited recoveries from exploration bulk sampling. Total exploration expenditures for the fiscal year 2005 first quarter were $858,510 (2004 - $878,450) as follows:

$395,264 spent in Guyana (2004 - $301,476)

$245,472 spent in Venezuela (2004 - $395,355

$217,774 spent in Costa Rica (2004 - $179,111)

$nil spent in Brazil (2004- $2,508)

For details of these expenses see the following section “4. Mineral Interests” which lists expenses by country and category as well as the analysis on schedule B – Supplementary Information (attached).

2. Expenses

Exploration Expenditures

During the first quarter in Costa Rica the Company had expenditures of $217,774. $38,225 was spent on wages, $46,567 on geological consulting and $17,657 on environmental consulting and matters related to obtaining the approval of the Environmental Impact Study.

In Guyana, $97,984 was spent at Marudi Mountain for camp maintenance, security, transportation, preparation for a drilling program and other expense of $297,280 was spent at Potaro/Maple Creek concessions for bulk sampling, wages and camp expenses, while total expenditures on all of the concessions totaled $395,264.

In Venezuela, the Las Cristinas Project incurred $222,800 in expenses. $87,760 were legal expenses, $26,548 was public relations expenses and $15,954 for travel and the balance for general administration, including rent. Fieldwork costs for the Company’s other Venezuelan holdings were $22,672 for La Fe, Yuruan and Kilometre 88.

Administrative Expenses

Administrative expenses for the quarter increased by $165,584 from $215,914 in 2004 to $381,498 in 2005.  The increase was due to increases in legal costs associated with the preparation for commencing the international arbitration process at Las Cristinas which resulted in increased professional fees, primarily for outside legal advice, from $17,218 in the first quarter of 2004 to $63,022 in the first quarter of fiscal year 2005.  Office wages and services showed an increase from $31,975 in quarter one of the prior fiscal year to $81,573 in the current year due to management changes made in late 2003 following which management fees were converted to salary expenses and also due to an increase in professional staff including a controller and geologist.  During the first quarter the Company was in transition between the previous Vancouver office and the current Calgary office which resulted in duplicate expenditures for rent, telephone, etc. which meant a one time increase in expenses of about $25,000.  The lease on the former Vancouver office expires at the end of July 2004.  Travel and accommodation costs for the quarter increased from $3,596 in the prior year first quarter to $27,311 this quarter due to increased activity associated with preparations for the Marudi drilling project, preparations for the public meeting in Costa Rica and travel associated with investigating new business opportunities.  Consulting fees increased during the quarter from $53,067 in the prior years first quarter to $141,512 this quarter. This was largely a result of increased legal and other professional fees paid in Venezuela versus quarter one of last year and for increased professional consulting assistance on the Marudi and Potaro projects in Guyana

Related Party Transactions

Related party transactions during the first quarter of fiscal year 2005 totaled $40,503 versus $82,778 in 2004. The amounts include a consulting fee of $5,000 per month paid to one director and a consulting agreement with another director at $6,200 US per month which will remain in effect from year to year until such time as it is terminated by either party.

Impairment of Mineral Interests

Annually, the Company performs evaluations of its mineral interests to assess the recoverability of its exploration interests and investments. This evaluation is reviewed quarterly. Impairment evaluations for the assets consist of comparing the estimated asset with its carrying value and where the carrying values are less, an impairment charge is recorded to reduce the carrying value to its estimated recoverable value.

The impairment in Venezuela has been taken because of political uncertainties in general and the continuing dispute with CVG over the Las Cristinas issue.  On July 9, 2004 Vannessa commenced a process of international arbitration, which could negatively influence the Company’s other holdings in Venezuela. See also 5 “Operations Review.”  As a result impairment charges at Las Cristinas are equal to the carrying costs of the interest and the other Venezuelan properties the Company has recorded impairment charges to reduce the carrying values of these properties to a nominal amount.  In Guyana the impairments at Maple Creek were taken due to the continuing exploration and bulk sampling activities failing to identify sizable economic deposits. In Costa Rica, even though the Ministry of Environment reinstated the application process for the required environmental approval and the process is advancing, an impairment, was recorded equal to current expenditures incurred during the quarter.

3. Financial Condition and Liquidity

The Company did not have any revenues during the quarter other than very limited recoveries from bulk sampling and interest income from term deposits. The Company’s cash position increased from $232,479 as of March 31, 2004 to $ 511,363 as of June 30, 2004 due to timing of converting term deposits into cash.  The Company had working capital of $2,499,322 at the end of the quarter versus working capital of $3,698,844 at the end of the last fiscal year on March 31, 2004.

Earning (Loss) and Cash Flow

The Company’s reported loss for the first quarter of fiscal year 2005, in accordance with Canadian generally accepted accounting principles is $1,204,117 or $0.02 per share. This compares with a loss of $983,670 or $0.02 per share for the first quarter of the previous fiscal year. The increase in losses is due mainly to mineral interest impairment charges of $90,257, an increased use of consultants, increased legal fees and higher wage costs associated with the employment of a geologist and a controller.

4. Risks and Uncertainties

In conducting its business, the Company faces a number of risks.

a) Exploration and Mining Risks

The business of exploring for metals, precious metals and precious stones involves many risks and hazards including environmental hazards, changes in regulatory environments and weather conditions. Such occurrences could result in financial losses, reduction of values of mineral properties, environmental damage and possible legal liability. As a result, the Company may incur costs that could have a material adverse effect upon its financial performance and liquidity.

b) Environmental Risks

The Company’s activities are subject to extensive federal, provincial, and local laws and regulations governing environmental protection and employee health and safety. The Company is required to obtain governmental permits on occasions, bonding under federal or state permits. Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that the Company has been or will be at all times in complete compliance with such laws, and permits, or that the costs of complying with such current and future laws will not materially adversely affect the Company ’s financial condition.

c) Political and Country Risk

The Company operates or has concessions in Costa Rica, Venezuela, Guyana and Brazil and is subject to a number of political, economic and other risks. The Company is not able to determine the impact of political, economic or other risks on its future financial position, however the Company is relying on the Foreign Investment Protection Agreements (FIPA) to mitigate certain adverse financial effects stemming from breaches of the bi-lateral trade agreements in Venezuela and potentially in Costa Rica.

Exploration activities are potentially subject to political, economic and other risks, including: cancellation or renegotiation of contracts; changes in foreign laws or regulations; expropriation or nationalization of property; foreign exchange controls; environmental controls and permitting; risks of loss due to civil strife, and other risks arising out of foreign sovereignty over the areas in which the Company’s operations are conducted.

Such risks could potentially arise in any country in which the Company operates, however the risks are currently regarded as greater in Venezuela and Costa Rica. Consequently, the Company’s exploration activities may be substantially affected by factors beyond the Company’s control, any of which could materially adversely affect the Company’s financial position.

d) Occurrence of events for which the Company is not insured

The Company maintains insurance to protect itself against certain risks related to its activities such as coverage for comprehensive general liability insurance. This coverage is maintained in amounts that are believed to be reasonable depending upon the circumstances surrounding each identified risk. However, the Company may not have insurance for certain risks such as environmental pollution or other hazards against which mining companies cannot insure.

e) The Company may not have satisfactory title to its properties

The validity and ownership of mineral concessions can be uncertain and may be contested. Although the Company has attempted to acquire satisfactory title to its properties, risk exists that some titles may be defective (see “5. Operational Review”).

f) Uncertainty of exploration and development programs

The Company’s financial position is significantly affected by the costs and results of its exploration programs. The Company actively seeks mineral reserves, primarily through exploration and through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any metal or precious metal/stones exploration program are the location of economic ore bodies, and mineralization could be different from those predicted by drilling and sampling.  In addition necessary governmental permits can be, and sometimes are, withheld. Assuming the discovery of an economic deposit, years may elapse from the initial phases of drilling until commercial operations are commenced. During such time, the economic feasibility of production may change. Accordingly, the Company’s exploration programs may not result in any new economically viable mining operations or yield new mineral reserves.

g) Licenses and permits

The exploration activities of the Company require licenses and permits from various governmental authorities. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations and believes that it is presently complying in all material respects with the terms of such licenses and permits. The licenses and permits may be subject to change in various circumstances.

There can be no guarantee the Company will be able to obtain or maintain all necessary licenses and permits required to explore its properties and, if commercial viability is established, commence construction or operation of mining facilities.

5. Operations Review for the First Quarter ending June 30, 2004 and Outlook for 2004/2005

Las Cristinas, Venezuela

Over the past two years a number of legal actions undertaken by MINCA in defense of its rights to the Las Cristinas project have been either filed in Court or have been followed up in court proceedings. Although some rulings were obtained in July of 2004 no significant progress was made during fiscal year 2004 and the Company filed for international arbitration on July 9, 2004 (see Subsequent Events (a)).

Maple Creek, Guyana

At the Maple Creek property in Guyana bulk sampling work and regional exploration work is continuing although the results to date have not identified any significant volumes of material that would be economic to mine on a large scale basis processing the majority of channel sediments. Exploration and bulk sampling during the quarter were focused on a previously unexplored part of the channel but again with sub-economic results.   Continuing exploration will focus on new target areas and areas potentially suitable for smaller scale concentrated excavation near existing drainages.

Marudi Mountain, Guyana

The Company completed initial preparatory work in road repairs and bridge building in preparation for the previously announced drilling program during the prior fiscal year.  The program was suspended due to the onset of the rainy season but will recommence with the actual drilling operations in September of 2004.  During the quarter heavy rains precluded large scale activity in the area but fuel and other necessary materials for the upcoming program were pre-positioned on site in anticipation of the drilling commencing in September.  The goal of the approximately 2,600 meter program is to better define the existing resource area and to identify potential extensions and additions to areas of gold mineralization.

Crucitas, Costa Rica

On October 27, 2003, the Company announced that it had been advised by the Costa Rican Minister of Environment that the SETENA resolution calling the Company's Environmental  Impact Study "insufficient in scope" was legally flawed and that he had annulled SETENA's ruling. His ruling, based on existing Costa Rican law, allows the Company (which has already received its exploitation license) to resume its application process for the development of the Crucitas gold project. This latest development was encouraging and Vannessa withdrew its request to annul the controversial SETENA resolution from the legal proceedings currently in process in the Supreme Court.

The process with SETENA to have the Environmental Impact Study approved has advanced and is ongoing.   During the first quarter the Company continued to work with SETENA to advance the process of Approval of the EIS.  Several experts in biology, zoology, hydro-geological studies and other disciplines visited the site to provide input to SETENA prior to the public meeting at the end of July.  Also in June a group from SETENA visited the site and the surrounding communities together with Vannessa staff to see the property and area first hand.  An archeological study, focusing on a small part of the concession area which is scheduled to be completed in three weeks, was also commenced in June. SETENA has requested and, received, various briefings on the technical aspects of the proposed mining methods and the company continued a vigorous public information program focused on the communities near the proposed mine site. A technical presentation for SETENA and other interested parties by industry experts on cyanide destruction technology and related items was arranged by the Company and is scheduled for mid July. A public hearing to enable SETENA to hear first hand the public’s views regarding the projects Environmental Impact Study is scheduled for July 31, 2004 and is described in more detail in (Subsequent Events (c)).

Subsequent Events

Subsequent to June 30, 2004, the Company:

(a)  on July 9, 2004 Vannessa commenced a process of international arbitration by filing a document to initiate the process, or Request, with the International Centre for Settlement for Investment Disputes (ICSID) in Washington D.C.  This was made necessary at this time due to the lack of progress of the Company’s cases through the Venezuelan court system and the fact that the ICSID process requires that the process be initiated within three years of an investor being aware that an act of expropriation had occurred.  Vannessa initiated this action well before the three year period available to initiate such an action had expired.  The company has been contacted by ICSID regarding our Request submitted, on July 9, 2004, asking that supplemental information be provided which has subsequently been forwarded.

Vannessa is seeking remedies under the Bilateral Investment Treaty and asking the Arbitration Tribunal to award restitution of Vannessa’s contractual rights to develop the project and the return of all property confiscated by the CVG and the Government of Venezuela and monetary damages or, in lieu, monetary damages in compensation for out of pocket expenses, plus interest, and for lost profits.

Substantial uncertainty exists as to the ultimate resolution of the Company’s rights and title issues and the level of compensation, if any, which may be received through the ICSID process.

The Company will divest itself of its remaining Venezuelan properties,

(b) applied for a one year extension of 1,700,000 warrants expiring on August 26, 2004 and 2,000,000 warrants expiring August 28, 2004 at a price of $1.06 and $0.89 respectively and the request was subsequently approved by the Exchange ,

(c) On Saturday July 31, 2004 SETENA conducted a public meeting in a local community near the Cerro Crucitas site called Coopevega to receive public input into the Environmental Impact Study process.  The meeting, organized and funded by the Company, lasted the whole day and attracted over 1,200 people.  Although there was opposition to the project, local support in favor of the development was strong with many local residents and groups strongly endorsing the project. A week following the meeting of July 31, 2004, Industrias Infinito S.A. provided SETENA with a full written transcript of all of the proceedings that were recorded on the video and audio tape of the meeting.  Meetings with SETENA officials continue in order to expedite the process of having the Environmental Impact Study approved

Industrias Infinito S.A., the Company’s 100% owned subsidiary has invested approximately $45 million in this project.

(d) at Marudi preparations for the drilling program continued through July and August 2004 with additional work being completed at the camp and final negotiations being concluded with the diamond drilling contractor, and assaying laboratory.

VANNESSA VENTURES LTD.

220, 1010 – 1St S.W.

Calgary, Alberta T2R 1K4

Telephone: (403) 444-5191

NEWS RELEASE

October  29, 2004

Trading Symbol: TSXV: VVV

Request for Arbitration Accepted

Vannessa Ventures Ltd. (the “Company”) announces that on October 28, 2004 the Secretary-General of the International Centre for Settlement of Investment Disputes (ICSID) in Washington, D.C. registered the Company’s Request For Arbitration against the Bolivarian Republic of Venezuela with respect to the Las Cristinas gold and copper property.

This registration initiates the arbitration process against Venezuela for the alleged expropriation of Vannessa’s contractual rights to develop the Las Cristinas gold deposit located in Bolivar State, Venezuela.  The rights to develop the property are held by MINCA, a 95 percent owned subsidiary of Vannessa de Venezuela.  The next step in the arbitral process is the appointment of the Arbitral Tribunal, which the Company and Venezuela are required to do within 90 days of the date of registration.

Vannessa, in its Request, alleges that the Government of Venezuela, including their agency Corporacion Venezolana de Guayana (CVG) which owns 5 percent of MINCA, breached the Bilateral Investment Treaty in place between Venezuela and Canada.  Vannessa also alleges that the Government of Venezuela has expropriated the investments of Vannessa, Vannessa de Venezuela and MINCA without due process of law, in a discriminatory manner and without prompt adequate and effective compensation, contrary to Article VII of the Bilateral Investment Treaty, and that the Government of Venezuela failed to accord fair and equitable treatment and full security to Vannessa de Venezuela and MINCA, contrary to Article II (2) of the Treaty.

Vannessa is requesting remedies under the Bilateral Investment Treaty and asking the Arbitration Tribunal to award restitution of Vannessa’s contractual rights to develop the Las Cristinas project and the return of all property of MINCA confiscated by the CVG and the Government of Venezuela and monetary damages of US $50 million plus interest  or in lieu of restitution, monetary damages in  the amount of US $1,045 million plus interest which includes out of pocket expenses of approximately US $180 million and lost profits of approximately US $865 million.  Any awards arising from the claim will be shared with other shareholders or royalty holders of MINCA and Vannessa de Venezuela according to pre-existing contractual rights. Although the Company is confident in the validity of its claims, there can be no assurance that it will be successful in all, or part, of its claims.

John Morgan,

President

Vannessa Ventures Ltd.

“The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.”

VANNESSA VENTURES LTD.

220, 1010 – 1St S.W.

Calgary, Alberta T2R 1K4

Telephone: (403) 444-5191

NEWS RELEASE

November 12, 2004

Trading Symbol: OTCBB VNVNE

NASDAQ OTCBB QUOTATION SUSPENDED

Vannessa Ventures Ltd. (the “Company”) has been informed by the NASDAQ Stock Market that it has decided to suspend quotation of the Company’s securities from the OTC Bulletin Board effective at the open of business on Monday, November 15, 2004.  NASDAQ indicated that it is taking this action because the Company has failed to file its Form 20-F for 2004 within the prescribed time limits.  The Company has not filed its 2004 20-F as it has been working to resolve accounting issues raised by the SEC which were relatively minor in nature and for the most part were due to clarifications required in its 2002 and 2003 financial statements setting out differences between Canadian and United States Generally Accepted Accounting Principles.  Unfortunately, the Company's auditors for those financial years (not its present auditors), have, subsequent to providing audit reports for those statements, ceased to be independent from the Company, and are now unable to sign audit reports for the amended financial statements.  Current dated audit reports are required in order to file a compliant 20-F for 2004.  The Company has retained Ernst & Young LLP, its present auditors, to re-audit the 2002 and 2003 annual financial statements of the Company and expects to be able to file its 2004 20-F within sixty days.  Upon completion, the Company will pursue arrangements for re-instatement on the NASDAQ OTCBB.

This ruling has no impact on the Company’s trading status in Canada.  No issues have been raised with respect to the Company’s filings with the Canadian regulatory authorities or exchanges and the changes required by the SEC will not require any changes to be made to the Company's financial statements filed in Canada.

The Company will make arrangements to ensure investors in the United States can continue to trade the Company’s securities on the Pink Sheets market until such time as Vannessa Ventures Ltd. is restated on the NASDAQ OTCBB.  The Company will work closely with its auditors to ensure that the 2004 20-F is filed as soon as possible.

John Morgan,

President

Vannessa Ventures Ltd.

“The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.”

VANNESSA VENTURES LTD.

Consolidated Interim Financial Statements

September 30, 2004 and March 31, 2004

Unaudited – Prepared by Management

(In Canadian Dollars)

VANNESSA VENTURES LTD. Consolidated Interim Statements of Operations and Deficit Six Months Ended September 30, 2004 and 2003 Unaudited – Prepared by Management (In Canadian Dollars)

	September 30	March 31
	2004	2004
A S S E T S
Current
Cash	$ 346,475	$ 232,479
Short term investments	1,450,000	4,344,575
Amounts receivable	133,027	70,808
Prepaid expenses	50,288	43,908

	1,979,790	4,691,770

Capital Assets (Note 3)	603,958	580,536
Mineral Interests (Note 4)	5,972,588	5,821,061

	$ 8,556,336	$ 11,093,367

L I A B I L I T I E S

Current liabilities
Accounts payable and accrued liabilities (Note 6)	$ 879,405	$ 992,926

S H A R E H O L D E R S’ E Q U I T Y

Share Capital (Note 5)	41,100,845	41,053,245
Contributed Surplus (Note 7)	2,082,113	1,394,060
Deficit	(35,506,027)	(32,346,864)

	7,676,931	10,100,441

	$ 8,556,336	$ 11,093,367

Commitments (Note 11)

Contingency (Note 13)

Subsequent Events (Note 8)

On behalf of the Board:

“John R. Morgan”

.................................................................  Director

“George D. Chapel”

.................................................................  Director

VANNESSA VENTURES LTD. Consolidated Interim Statements of Operations and Deficit Six Months Ended September 30, 2004 and 2003 Unaudited – Prepared by Management (In Canadian Dollars)

         Six Months Ended

                          Three Months Ended

     September 30,

September 30,

2004                      2003                  2004                     2003

Expenses
Amortization	$ 22,496	$ 9,173	$ 16,188	$ 4,786
Automotive	112	5,654	-	3,770
Bank charges and interest	7,602	4,734	3,595	2,054
Consulting	241,999	125,865	100,487	72,798
Director stock based compensation	506,543	337,836	506,543	337,836
Employee stock based compensation	118,193	67,567	118,193	67,567
Insurance	-	17,000	-	17,000
Investor relations	23,894	21,490	7,469	12,922
Management fees	-	56,520	-	28,260
Office and miscelleous	35,086	32,921	29,585	4,958
Office wages and services	197,755	57,057	116,182	25,082
Professional fees	146,731	53,276	83,709	36,058
Rent	43,502	38,677	17,986	19,364
Telephone	12,408	15,911	3,996	8,435
Transfer agent and fees	4,955	13,520	3,156	3,993
Travel and accommodation	48,040	27,140	20,729	23,545
	(1,409,316)	(884,341)	(1,027,818)	(668,428)
Other Items
Impairment of mineral interests (Note 4)	(1,787,410)	(1,530,246)	(929,082)	(792,175)
Interest income	37,565	3,412	1,854	3,097
	(1,749,845)	(1,526,834)	(927,228)	(759,078)

Loss from operations	(3,159,161)	(2,411,175)	(1,955,046)	(1,427,506)

Deficit, beginning of period	(32,346,866)	(26,765,826)	(33,550,981)	(27,749,495)

Deficit, end of period	$(35,506,027)	$(29,177,001)	$(35,506,027)	$ (29,177,001)

Net loss per share	$ (0.04)	$ (0.04)	$ (0.03)	$ (0.02)

Weighted Average Number of
Common Shares Outstanding	75,218,257	57,786,243	75,218,257	57,786,243

See Notes to Consolidated Financial Statements

VANNESSA VENTURES LTD. Consolidated Interim Statements of Cash Flow Six Months Ended September 30, 2004 and 2003 Unaudited – Prepared by Management (In Canadian Dollars)

	Six Months Ended		Three Months Ended
	September 30		September 30
	2004 2003		2004 2003
Cash flow Provided by (used in) Operating Activities
Loss from operations	$ (3,159,161)	$ (2,411,175)	$ (1,955,046)	$ (1,427,506)
Amortization	22,496	9,173	16,188	4,786
Stock based compensation	688,053	405,403	688,053	405,403
Impairment of mineral interest	1,787,410	1,530,246	929,082	762,175
	(661,202)	(466,353)	(321,723)	(255,142)
Changes in Non-Cash Working Capital
Accounts receivable	(62,221)	(1,251)	(4,848)	66,856
Prepaid expenditures	(6,380)	31,874	(19,852)	11,629
Accounts payable	(110,600)	(44,519)	(51,250)	179,335
Cash provided by (used in) Operating Activities	(840,403)	(480,249)	(397,673)	2,628

Investing Activities
Sale of short term investments	2,894,575	-	1,310,000	-
Purchase of capital assets	(101,752)	(7,097)	(69,292)	(7,097)
Mineral interests	(1,886,024)	(1,559,621)	(1,007,923)	(783,778)
Cash provided by (used in) Investing Activities	906,799	(1,566,718)	232,785	(790,875)

Financing Activities
Shares purchased for cash	47,600	1,437,000	-	100,000
Share purchase warrants	-	150,500	-	-
Loan	-	250,000	-	250,000
Joint venture repayment	-	(114,480)	-	(114,480)
Cash provided by Financing Activities	47,600	1,723,020	-	235,520

Increase (decrease) in Cash	113,996	(323,947)	(164,888)	(552,677)

Cash, beginning of period	232,479	571,637	511,363	800,637

Cash, end of period	$ 346,475	$ 247,690	$ 346,475	$ 247,690

See Notes to Consolidated Financial Statements

VANNESSA VENTURES LTD. Notes to the Consolidated Interim Financial Statements For the Six Months Ended September 30, 2004 Unaudited – Prepared by Management (In Canadian Dollars)

1.

OPERATIONS

The Company is a development stage enterprise, as defined by CICA accounting guideline AcG 11, and is engaged in the acquisition and exploration of mineral interests.

Funding for operations is raised primarily through public and private share offerings.  Future operations are dependent on the Company's ability to raise sufficient funding through share offerings, debt, or profitable operations to support current and future expenditures.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned and controlled subsidiaries.

All inter-company transactions and balances have been eliminated upon consolidation.

(b)

Amortization

Capital assets are recorded at cost.  Amortization of assets in use is provided at the following annual rates:

Computer equipment                                            30%   Declining balance

Computer software                                               100%   Straight line

Exploration and processing equipment                   20%   Declining balance

Office furniture and equipment                               20%   Declining balance

Vehicles                                                             30%   Declining balance

Capital assets are amortized at one-half the rates in the year of acquisition.

Capital assets used in exploration activities, where substantially all the economic life or value of the asset is expected to be derived from a specific project, are accounted for as dedicated capital assets and included as a separate category within the costs allocated to the related exploration stage mineral interests.  Amortization for these assets is provided over the estimated life based on utilization and is charged to exploration costs of the related project.

Capital assets in use but not specifically dedicated to exploration stage mineral projects are included in capital assets in the balance sheet and amortized as provided above.(Note 3)

Capital assets not in use and not specifically dedicated to exploration stage mineral projects are included in capital assets in the balance sheet (Note 3).

The carrying value of all categories of capital assets are reviewed for impairment at least annually or whenever events or circumstances indicate the recoverable value may be less than the carrying amount.  An impairment charge would be recognized when estimates of undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than the carrying amount.  An impairment charge would represent the excess of the carrying amount over the fair value of an asset. Impairment charges are recorded in the reporting period in which determination of impairment is made by management.

VANNESSA VENTURES LTD. Notes to the Consolidated Interim Financial Statements For the Six Months Ended September 30, 2004 Unaudited – Prepared by Management (In Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)

Foreign Exchange

The accounts of subsidiaries are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the year end exchange rates.  Non-monetary assets and liabilities are translated using historical rates of exchange.  Revenues and expenses are translated at average rates for the period and exchange gains and losses on translation are included in income.

Transactions denominated in foreign currencies are translated into Canadian dollars at the exchange rate prevailing at transaction dates.

(d)

Mineral Interests

The Company is in the process of exploring mineral interests in several countries through wholly-owned and controlled subsidiaries.  None of the Company's mineral interests have reached commercial production. Title to mineral interests include options, leases, concessions, participating interests and direct title as detailed in Note 4.

Costs incurred for acquisition, including option payments under acquisition agreements, are capitalized until such time as the related interest is placed into production, sold, abandoned or where management has determined an impairment in value.

All mineral interests which are being maintained, with the exceptions of the Maple Creek, Potaro, Paint Mountain and Marudi concessions in Guyana (Note 4), are currently under extended legal, political, environmental or permitting restrictions.  Accordingly, for the current and future years, management has determined until such time as current impediments to future development are resolved, all exploration and other costs incurred to maintain such interests will be considered impaired and charged as impairment charges in the period incurred.

For mineral interests not affected by restrictions referred to above, where specific exploration programs are planned and budgeted by management, mineral exploration costs are capitalized until the properties to which they relate are advanced to the development stage, placed into commercial production, sold, abandoned or determined by management to be impaired in value.

Management evaluates each mineral interest on a reporting period basis and makes a determination based on the above criteria and availability of funding as to whether the carrying amounts are impaired. Mineral interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

VANNESSA VENTURES LTD. Notes to the Consolidated Interim Financial Statements For the Six Months Ended September 30, 2004 Unaudited – Prepared by Management (In Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)

Mineral Interests (Continued)

Cost recoveries during exploration

Joint venture participation and accounting

From time to time the Company enters into agreements that provide for specified percentage interests in mineral property rights to be allocated to joint venture participants in exchange for funding or joint funding of exploration programs.

Where agreements specify the Company as the operator, and controlling interest of the exploration program of the venture, such arrangements are considered to be participation funding and not considered to be joint ventures.

Joint venture accounting is applied by the Company only when commercial feasibility is established and the parties enter into formal comprehensive agreements for ownership and mining participation terms.  Accordingly, the Company records funding contributions prior to such agreements as reductions of carrying costs and no gain or loss on disposition of a partial interest is recorded.

Partial dispositions

Proceeds from partial dispositions of mineral interests during the exploration stage are credited as a reduction of carrying costs.  No gain or loss is realized until all carrying costs of the specific interest have been recovered.

Bulk sampling and exploration recoveries

The Company records the selling or market value from the sale or retention of bulk sampling recoveries as reductions of carrying costs until commercial production is established.

Bulk sampling and exploration inventories incidental to the overall program and that are held for verification and assessment purposes are capitalized as exploration mineral interests and are not classified as current inventory.

Capital assets dedicated to specific mineral interests are capitalized to the interests to which they relate.

Carrying values of mineral interests as reported in the balance sheet may not necessarily reflect actual present or future value.  Recovery of carrying values is dependent upon future commercial success or proceeds from disposition of the mineral interests.

Upon the establishment of commercial production, carrying values of deferred acquisition and exploration costs will be amortized over the estimated life of the mine on the units of production method.

(e)

Administrative Costs

Administrative costs not directly associated with mineral properties are recognized as period costs and are expensed in the period incurred.

VANNESSA VENTURES LTD. Notes to the Consolidated Interim Financial Statements For the Six Months Ended September 30, 2004 Unaudited – Prepared by Management (In Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)

Loss per share

The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.  The treasury stock method assumes proceeds received from in-the-money stock options are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures have been calculated using the weighted average number of shares outstanding during the reporting periods.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of warrants and stock options have been excluded as they are anti-dilutive.

(g)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates relate to the determination of impairment of assets, useful lives for depreciation and amortization and allocation of cost to specific mineral interests. Financial results as determined by actual events could differ from those estimates.

The carrying value of mineral property interests is based on costs incurred and management’s estimate of net recoverable value.  Estimates may not necessarily reflect actual recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to achieve commercial production.

(h)

Risk Management

Currency Risk

The Company does not use derivative instruments to reduce its exposure to foreign currency risk.  However, the Company does not maintain significant cash or other monetary assets or liabilities in currencies of the foreign countries in which it operates.

Liquidity

The majority of the Company’s non-monetary assets are related to mineral interests and dedicated capital assets held in developing countries (Note 9).  The Company is accordingly at liquidity risk for developing legal and political regimes in these countries.  Liquidity of these assets may be further impacted by world commodity prices, capital markets, and availability of skilled labor.

The Company maintains the majority of its cash and short-term investments in Canadian and U.S. dollar denominated securities with well capitalized financial institutions.

Environmental risk

The Company operates in the mineral interest field which is subject to environmental laws and regulations specific to countries in which exploration, development or mining is conducted.  It is management’s policy to review environmental compliance and exposure on an ongoing basis.  The Company follows industry standard and specific project environmental requirements.

VANNESSA VENTURES LTD. Notes to the Consolidated Interim Financial Statements For the Six Months Ended September 30, 2004 Unaudited – Prepared by Management (In Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)

Risk Management (Continued)

Interest rate risk

The Company has historically invested surplus cash resources in interest bearing short term money market investments and is subject to interest rate risk on renewal of such investments.

Other risks

Other financial instruments include accounts receivable and accounts payable. There are no significant differences between the carrying amounts of these instruments and their estimated fair value.

(i)

Future Income Taxes

The liability method of tax allocations is used in accounting for income taxes.  Under this method an enterprise would recognize a future income tax liability whenever recovery or settlement of the carrying amount of an asset or liability would result in future income tax outflows.  Similarly, an enterprise would recognize a future income tax asset whenever recovery or settlement of the carrying amount of an asset or liability would generate future income tax reductions.  In the case of unused tax losses, foreign resource expenditure pools, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax benefits is determined by reference to the likely realization of a future income tax reduction.

Net future tax assets are subject to valuation allowances when it is more likely than not they will be realized in the future.

(j)

Stock-based compensation and other stock-based transactions

The Company grants stock options to executive officers, directors, employees and consultants.  The Company records all awards made using a fair value method.  All awards to non-employees are expensed or allocated to specific assets accounts as applicable in the period of grant, vesting or pricing revision.

The Company is allocating the fair value of all stock based compensation as a direct charge to income in its financial statements for administrative personnel and to exploration costs for field personnel.

The fair value of options and other stock based awards to employees or consultants, issued or altered in the period, are determined using the Black-Scholes option pricing model.

(k)

Allowance for doubtful accounts

The Company has established an allowance for doubtful accounts of $83,888  related to receivables of a Venezuelan subsidiary (Minca, see Note 4). The allowance was established on a specific account basis and is still in place.

(l)

Financial instruments

Financial instruments include cash and short term investments, accounts receivable, and accounts payable.  Carrying value of all instruments approximates fair value due to their short term nature.

VANNESSA VENTURES LTD. Notes to the Consolidated Interim Financial Statements For the Six Months Ended September 30, 2004 Unaudited – Prepared by Management (In Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)

Cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.  Cash equivalents are recorded at the lower of cost plus accrued interest and market.

(n)

Short-term investments

The Company considers all highly liquid financial instruments with an original maturity greater than three months and less than one year to be short-term investments.  Short-term investments are recorded at the lower of cost plus accrued interest and market.

3.

CAPITAL ASSETS

	September 30, 2004			March 31, 2004
	Cost	Accumulated Amortization	Net	Net
Assets in use:
Computer equipment	$ 89,273	$ 46,210	$ 43,063	$ 38,474
Computer software	50,295	41,218	9,077	-
Office furniture and equipment	225,530	144,395	81,135	83,095
Exploration and processing equipment	877,810	666,148	211,662	201,103
Vehicles	315,270	238,591	76.679	75,522
	1,558,178	1,136,562	421,616	398,194

Assets not in use:
Exploration and processing equipment	182,342	-	182,342	182,342
	$ 1,740,520	$ 1,136,562	$ 603,958	$ 580,536

Amortization of exploration and processing equipment not in use has not been recorded in the current or prior year. Assets not in use are being held for future use or resale. Management has reviewed these assets for impairment and has concluded, based on estimates of future cash flows from sale or use, that the net recoverable value of capital assets not in use exceeds their carrying value.

4.

MINERAL INTERESTS

A summary of changes in carrying values of the Company’s mineral interests by areas of interest is as follows

	September 30, 2004	Current Expenditures	March 31, 2004

BRAZIL
Parima
Acquisition costs	$ 1	$ -	$ 1
Exploration costs	56,974		56,974
Impairment charges	(56,974)		(56,974)
Total – Brazil	1		1

Continued

VANNESSA VENTURES LTD. Notes to the Consolidated Interim Financial Statements For the Six Months Ended September 30, 2004 Unaudited – Prepared by Management (In Canadian Dollars)

4.

MINERAL INTERESTS (Continued)

	September 30, 2004	Current Expenditures	March 31, 2004
COSTA RICA
Crucitas Gold Project
Acquisition costs	2,544,602	145,030	2,399,572
Exploration costs	3,996,754	535,082	3,461,672
Impairment charges	(2,164,951)	(535,082)	(1,629,869)
Total – Costa Rica	4,376,405	145,030	4,231,375

GUYANA
Maple Creek Concessions
Exploration costs (net of recoveries)	3,530,061	242,539	3,287,522
Impairment charges	(2,582,598)	(340,524)	(2,242,074)
Dedicated capital assets (Note 4 (c) (i))	2,148,013	(202,174)	2,350,187
Diamond inventory from bulk sampling	9,120	-	9,120
	3,104,596	(300,158)	3,404,755
Less: contributed by joint venturer	(2,999,304)	-	(2,999,304)
	105,292	(300,158)	405,451

Potaro Concessions
Acquisition costs	54,378	-	54,378
Exploration costs (net of recoveries)	3,608,113	370,670	3,3237,443
Diamond inventories from bulk sampling	41,170	-	41,170
Impairment charges	(3,603,661)	(370,670)	(3,232,991)
	100,000	-	100,000

Marudi Mountain Gold Project
Acquisition costs	144,000	-	144,000
Exploration costs	1,145,973	306,656	839,317
	1,289,973	306,656	983,317

South Guyana – Paint Mountain
Acquisition costs	218,557	-	218,557
Exploration costs	448,246	-	448,246
Impairment charges	(576,042)	-	(576,042)
	90,761	-	90,761
Total – Guyana	1,586,026	6,497	1,579,529

VENEZUELA
La Fe / Yuruan / Kilometre 88
Acquisition costs	902,251		902,251
Exploration costs	2,378,146	166,634	2,211,512
Impairment charges	(3,280,396)	(166,634)	(3,113,762)
	1	-	1

Las Cristinas
Acquisition costs	122,635	-	122,635
Carrying costs	4,292,156	374,681	3,917,475
Impairment charges	(4,404,636)	(374,681)	(4,029,955)
	10,155	-	10,155
Total - Venezuela	10,156		10,156
TOTAL – MINERAL INTERESTS	$ 5,972,588	$ 151,527	$ 5,821,061

VANNESSA VENTURES LTD. Notes to the Consolidated Interim Financial Statements For the Six Months Ended September 30, 2004 Unaudited – Prepared by Management (In Canadian Dollars)

4.

MINERAL INTERESTS (Continued)

(a)

Brazil

Parima

In October 1996, the Company entered into an agreement for the acquisition of up to an 85% interest in 15 concessions located in the Sierra Parima region of the State of Roraima, Brazil.

The Brazilian government lifted certain mining restrictions and state government institutions are continuing the process of changing their laws to accommodate mining activity.  The Company, together with the vendor, will endeavour to secure necessary mining and development permits.  Once permits are secured, the Company will enter into a formal agreement with the Vendor to earn up to an 85% interest in 15 concessions located in the Sierra Parima region of the State of Roraima.

Due to continuing uncertainties over the process of changing laws to accommodate future mining in the region, management is recording impairment charges sufficient to reduce the carrying value of its interest to a nominal amount.

As at September 30, 2004, the region remains closed to mining.  The Company intends to pursue the interests in the region and monitor the legal process.

(b)

Costa Rica

(i)

Crucitas Gold Project

In May 2000, the Company signed an agreement to acquire a 100% interest in 10 mining concessions known as the Crucitas Gold Project located in northern Costa Rica.

Consideration for the acquisition was as follows:

A cash payment of $25,000	$ 25,000
Issuance of 250,000 common shares of the Company at a price of $1.15 per share	287,500
Payment of certain trade payables of the vendor not exceeding $500,000 U.S.	619,976
Assumption of the vendor’s requirement to pay staged acquisition payments totaling $1,000,000 U.S. payable in five annual installments of $200,000 U.S. with interest on the outstanding amount calculated at 6% semi-annually. (Paid to date $900,000 U.S.)	1,352,450
Interest paid to date	141,537
Payment of a finder's fee of 80,000 common shares of the Company at a price of $1.15 per share	92,000
Legal and other fees relating to the acquisition	23,626
Payment of a net smelter royalty of 1% on all production from start-up to a maximum of $20-million U.S. and $3-million U.S. to the vendors	-
$ 2,399,572

VANNESSA VENTURES LTD. Notes to the Consolidated Interim Financial Statements For the Six Months Ended September 30, 2004 Unaudited – Prepared by Management (In Canadian Dollars)

4.

MINERAL INTERESTS (Continued)

(b)

Costa Rica (Continued)

(i)

Crucitas Gold Project (Continued)

The Company has explored the property to a stage where full production is intended and is awaiting receipt of an environmental permit.  On June 7, 2002, the Government of Costa Rica announced a proposed decree for a national moratorium on open pit mining. The decree was enacted and states that any rights legally acquired prior to the proposed decree will be respected.  The Company holds exploitation rights with approvals prior to the decree.  In October 2002, the Supreme Court of Costa Rica confirmed Vannessa’s Crucitas project is exempt from the legislation prohibiting open pit mining.  In October of 2003 the environmental protection ministry in Costa Rica, or SETENA, ruled that the process to obtain an environmental permit for Crucitas could recommence.  The Company and its consultants advanced the process during the year and a public meeting was held on July 31, 2004 in the village of Copavega near the proposed mining site.  The SETENA is in the process or reviewing the application.

At September 30, 2004, the Technical Review Committee of the Ministry of Environment had not approved the Environmental Assessment Study for the project. The environmental protection ministry (SETENA) which is ultimately responsible for approval of the license, had not made a decision, and has the Company’s application under consideration.

The receipt of the Environmental Permit is not assured.  Should the permit not be received the reported carrying value may not reflect actual value.

The Company has notified the Canadian Government and Costa Rican Government it will maintain the Arbitration Process under the Financial Investment Protection Agreement (FIPA) signed between the two countries.

After reviewing the Company’s interest in the project, management is continuing to record an impairment charge for current expenditures incurred during the year even though there has been an advancement of the approval process.

(c)

Guyana

(i)

Potaro District

Maple Creek Concessions

Dedicated capital assets in the Maple Creek concessions consist of the following amounts:

	September 30, 2004			March 31, 2004
	Cost	Amortization	Net	Net
Exploration, machinery and equipment	$ 1,848,155	$ 569,672	$1,278,483	$ 1,393,534
Processing plant	1,061,194	249,381	811,813	902,015
Vehicles	121,546	63,830	57,716	54,638
	$ 3,030,895	$ 882,883	$2,148,012	$ 2,350,187

VANNESSA VENTURES LTD. Notes to the Consolidated Interim Financial Statements For the Six Months Ended September 30, 2004 Unaudited – Prepared by Management (In Canadian Dollars)

4.

MINERAL INTERESTS (Continued)

(c)

Guyana (Continued)

Maple Creek Concessions (Continued)

The Company entered into a joint venture agreement in February, 2000 (amended March, 2000) to develop and mine two of the Company’s properties located in the Potaro Mining District #2 through a newly formed operating company, Vanarde Mining Inc. (“Vanarde”).  The Company agreed to assign 100% of the mining rights of the two properties to Vanarde in return for 60% of the outstanding shares of Vanarde.

Pursuant to this agreement, advances totaling $2,999,304 have been received from the joint venture participant, net of finders’ fees.  This advance was designated to acquire specific capital assets and to undertake exploration programs.  Accordingly, for accounting purposes, capital assets acquired for the joint venture exploration programs have been allocated to the exploration costs for the concessions and advances have been recorded as a recovery of exploration expenditures.

No gain has been recognized by the Company on effective transfer to its joint venture participant of 40% of the mining rights as the Company can only recover its investment through future mining profits or proceeds from disposition.

The Maple Creek concessions are alluvial diamond concessions which are contiguous to the Potaro concessions.  In the prior year, the Company initiated a program under the joint venture to do bulk sampling and determine a mining plan.  Based on results from this program, management determined some areas tested were not economic.  Accordingly, the Company is recording an impairment charge relating to current expenditures equal to costs incurred during the year.  In the current fiscal year, management evaluated the current program and determined  the remaining carrying value of the concessions had not been impaired.

If continuing exploration leads to commercial production the accumulated acquisition and exploration costs will be amortized based on production and profit distribution.

Potaro Concessions

The Company entered into several agreements in prior years to acquire a 100% interest, subject to royalties, in mineral permits and concessions located in the Potaro Mining District #2.

Consideration for the acquisition of these permits and concessions was as follows:

40 permits and concessions for $29,000 U.S.	$ 42,828
Finder’s fee of 15,000 common shares at a price of $0.77 per share	11,550
$ 54,378

In the prior year and current quarter ended September 30, 2004, after a  review of plans and operations in this  area, management  recorded  impairment charges to reduce the carrying value to estimated recoverable value.

VANNESSA VENTURES LTD. Notes to the Consolidated Interim Financial Statements For the Six Months Ended September 30, 2004 Unaudited – Prepared by Management (In Canadian Dollars)

4.

MINERAL INTERESTS (Continued)

(c)

Guyana (Continued)

(ii)

Marudi Mountain

In December 1998, the Company signed a letter agreement to acquire 100% of the exploration license to the Marudi Mountain Gold Project in southern Guyana.  This letter agreement has been replaced by a purchase and royalty agreement with the vendor in July 2003.

Consideration for the acquisition was as follows:

350,000 common shares issued at a price of $0.40 per share	$ 140,000
A finder’s fee of 10,000 shares at a price of $0.40 per share	4,000
$ 144,000

In addition, the Company is committed to keeping the interest in good standing, assumption of the net profit participation obligation when the interest goes into production, and the payment of $10.00 U.S. per ounce of gold production.

In March 2002, the Company entered into a joint venture agreement to develop and mine the Marudi Mountain saprolite mineral interest through a proposed new company (“Newco”) to be registered.

The agreement was cancelled during the year ended March 31, 2004 by mutual consent and the initial payment previously received in the amount of $114,480 was refunded.

On September 1, 2004 the Company received an Environmental Permit from the Guyanese Environmental Protection Agency giving environmental approval for mining in the Marudi area subject to the conditions of the approval.

The drilling program on Marudi scheduled for the first half of the year was deferred until the end of the rainy season but work on roads, bridges, and camp infrastructure continued.

(iii)

South Guyana – Paint Mountain

In July 2003, the Company, through a wholly owned subsidiary, Vannessa (Guyana) Inc., was granted by the Government of Guyana the exclusive right to occupy and conduct geological and geophysical surveys for all minerals in an area in southern Guyana. As a result of the survey, the Company applied for and was granted one prospecting license known as Paint Mountain.  In September of 2004 the Company was granted a Prospecting License by the Guyana Geology and Mines Commission granting the Company exclusive rights to occupy and explore  approximately 32.92 square kilometers of territory adjacent to the Marudi property.

VANNESSA VENTURES LTD. Notes to the Consolidated Interim Financial Statements For the Six Months Ended September 30, 2004 Unaudited – Prepared by Management (In Canadian Dollars)

4.

MINERAL INTERESTS (Continued)

(d)

Venezuela

(i)

La Fe / Yuruan / Kilometre 88

The Company has grouped these three concessions into a single economic interest.

Consideration for the acquisition of these concessions was as follows:

Shares issued	$ 247,500
Cash paid and other costs	654,751
$ 902,251

Various agreements signed between 1994 and 1999 gave the Company certain mining rights and ownership of certain concessions within these three regions which are contiguous to the Company’s Las Cristinas interests. At the year end, management decided to commence a process in order to divest itself of these concessions and has recorded impairment charges to reduce the carrying value of the investment in these concessions to a nominal amount. This process is currently ongoing.  This action was undertaken because the Company felt that continued expenditures on exploration and development of these properties was not prudent because the potential to develop these properties in the future may be impaired by the fact that the Company has commenced a process of International Arbitration against the Government of Venezuela as described in note 4 (d) (ii).

 (ii)

Las Cristinas

Acquisition

By agreements dated July 13, 2001, as amended, the Company acquired through a newly incorporated subsidiary, Vannessa Holdings Corp. (Barbados), all of the issued and outstanding shares of Vannessa de Venezuela C.A. (“VV”) (formerly Placer Dome de Venezuela C.A.), a Venezuelan holding company owned by Placer Dome Inc.  VV owns 95% of the shares of Minera Las Cristinas C.A. (“Minca”).

The remaining 5% of Minca shares are owned by Corporacion Venezolana de Guayana (“CVG”), a state-owned holding company responsible for certain mining concessions in Bolivar State, Venezuela.  CVG holds rights to increase its interest in Minca by an additional 25%.

Under the agreement, Vannessa (Barbados) has granted Placer Dome a participation in future revenues derived from sales of gold and copper ranging between 1% and 5% depending on the price of gold and equity percentage held by Vannessa.

The agreement also provides Placer Dome certain irrevocable option rights to repurchase the shares of VV in the event of acts of default, or lack of financial capacity.  Vannessa has granted a security mortgage to Placer Dome over the shares of VV in support of the participation and repurchase rights.

The agreement further provides Placer Dome with rights of first refusal and a share purchase option allowing Placer Dome to repurchase the shares of VV by paying Vannessa  the greater of  fair  market  value of  post-acquisition,  tangible  capital.

VANNESSA VENTURES LTD. Notes to the Consolidated Interim Financial Statements For the Six Months Ended September 30, 2004 Unaudited – Prepared by Management (In Canadian Dollars)

4.

MINERAL INTERESTS (Continued)

(d)

Venezuela (Continued)

(ii)

Las Cristinas (Continued)

property subject to independent determination and the book value of all post-acquisition costs incurred by Vannessa directly or indirectly, plus 10%.

Consideration under the agreement for the purchase of VV was $50 U.S. including certain back in rights to Placer Dome (see above) as well as an additional $50 U.S. for the purchase of certain debt obligations between Minca and Placer Dome.

At the time of acquisition, Minca held certain rights to mineral concessions known as Las Cristinas 4, 5, 6 and 7 in the Kilometre 88 area in the State of Bolivar.

Since 1992, Placer Dome Inc., through its subsidiaries had funded Minca to conduct extensive exploration and development programs at a cost of approximately of $170-million U.S. to identify gold reserves of 11.5-million ounces, develop mining feasibility studies and development programs for the concessions.

Vannessa continues to fund ongoing expenditures relating to its interest in Las Cristinas which are detailed in Note 4(d) (iii).

Title dispute and legal proceedings

Since August 2001, the Venezuelan government and CVG board members have refused to recognize Vannessa’s status in Minca and have not attended meetings or acted on corporate matters.

In November 2001, the Venezuelan government and  CVG cancelled the mining rights held by Minca and took possession of the properties. On April 29, 2002, President Chavez issued a Presidential Decree reserving Las Cristinas for direct exploitation by the Government of Venezuela.  A number of legal applications, proceedings and jurisdictional disputes have arisen between Vannessa, CVG and government authorities over the concessions.

International Arbitration

On July 9, 2004 Vannessa commenced a process of international arbitration with the International Centre for Settlement of Investment Disputes (“ICSID”) in Washington, D.C.  Accordingly, the proceedings relating directly to the dispute between the Venezuelan government, CVG and Vannessa have been waived.

Vannessa and its Venezuelan subsidiaries is claiming:

-

CVG and other government authorities had no basis contractually or in law to cancel Minca’s rights to the concessions without an independent arbitration process.

-

Certain decrees, court applications and government decisions to extinguish Minca’s rights, or grant possible rights to another company are either inappropriate, contrary to agreements and rights granted to Minca, or without legal status.

VANNESSA VENTURES LTD. Notes to the Consolidated Interim Financial Statements For the Six Months Ended September 30, 2004 Unaudited – Prepared by Management (In Canadian Dollars)

4.

MINERAL INTERESTS (Continued)

(d)

Venezuela (Continued)

International Arbitration (Continued)

-

It has, or should have continuing rights to all concessions or be compensated for all expenditures incurred to date.

Substantial uncertainty exists as to the ultimate resolution of Minca’s rights and title issues.  There is also uncertainty as to the scope of future legal and administrative costs required to continue legal proceedings.

On July 8, 2004 the Company filed a Request for International Arbitration alleging that Venezuela was in breach of the Bilateral Investment Treaty in place between Venezuela and Canada.  On October 28, 2004, the Secretary-General of the International Centre for Settlement of Investment Disputes (ICSID) in Washington, D.C. registered the Company’s Request For Arbitration against the Bolivarian Republic of Venezuela with respect to the Las Cristinas gold and copper property.   (Note 8, Subsequent Event).

(iii)

Carrying costs

During the period, carrying costs relating to Minca’s mineral interests comprised the following:

	September 30, 2004	September 30, 2003

Administrative salaries	$ 147,542	$ 53,016
Community relations	35,730
General administration	31,466	163,769
Legal costs	96,262	173,823
Rent, utilities and taxes	17,586	17,873
Travel	46,095	19,888
	$ 374,681	$ 428,369

Due to the Company’s ongoing disputes outlined above, management is continuing to record impairment charges equal to the carrying costs incurred for its Las Cristinas interest.

VANNESSA VENTURES LTD. Notes to the Consolidated Interim Financial Statements For the Six Months Ended September 30, 2004 Unaudited – Prepared by Management (In Canadian Dollars)

5.

SHARE CAPITAL

	September 30, 2004		March 31, 2004
	Number		Number
	of Shares	Value	of Shares	Value
Authorized
250,000,000 common shares without par value

Issued
Balance, beginning of year	75,051,353	$ 41,053,245	54,501,353	$ 32,749,745
Private placement			4,300,000	1,505,000
Options exercised (a)	170,000	47,600	200,000	56,000
Private placement			13,500,000	5,400,000
Private placement			2,500,000	1,350,000
Mineral properties			50,000	20,000
Finder’s fee (cash)			-	(27,500)

Balance, end of year	75,221,353	$ 41,100,845	75,051,353	$ 41,053,245

During the quarter ended September  30, 2004, transactions relating to share capital were as follows:

(a)

Stock options totaling nil  (2003 – nil) were exercised.

During the period, the Company entered into transactions relating to stock options as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Life
Balance – March 31, 2002	2,117,500	$0.96	3.82
Granted	1,720,000	$0.94
Exercised	(757,5000)	$(0.96)
Expired	(1,055,000)	$(0.95)
Balance – March 31, 2003	2,025,000	$0.94	4.07
Granted	1,875,000	$0.28
Exercised	(200,000)	$0.28
Expired	(200,000)	$(0.85)
Balance – March 31, 2004	3,500,000	$0.64	3.57
Exercised	(170,000)	$0.28
Expired	(210,000)	$(0.98)
Balance – June 30, 2004	3,120,000	$0.66	3.45
Granted	1,630,000	$0.45
Balance – September 30, 2004	4,750,000	$0.41	2.10

VANNESSA VENTURES LTD. Notes to the Consolidated Interim Financial Statements For the Six Months Ended September 30, 2004 Unaudited – Prepared by Management (In Canadian Dollars)

5.

SHARE CAPITAL (Continued)

As at September 30, 2004, the Company had share purchase options outstanding to directors and employees as follows:

Outstanding	Exercise price	Expiry date
110,000	$0.96 per share	May 17, 2005
165,000	$0.95 per share	July 4, 2006
1,370,000	$0.95 per share	July 4, 2007
1,300,000	$0.28 per share	August 25, 2008
175,000	$0.64 per share	March 11, 2009
1,630,000	$0.45 per share	August 25, 2009
4,750,000

As at  September 30, 2004, the Company’s position relating to share purchase warrants is as follows:

	Warrants Outstanding	Exercise Price	Expiry Date	Weighted Average Remaining Life
Balance – March 31, 2002	780,000	$1.15	Feb. 18/05	0.01
	2,000,000	0.55	Dec. 17/04	0.02
	2,000,000	0.89	Aug. 28/05	0.08
	300,000	2.00	May 22/04	0.00
	1,700,000	1.06	Aug. 26/05	0.06
Balance – March 31, 2003	6,780,000
	4,300,000	0.40	May 9/05	0.11
	10,125,000	0.45	Oct. 15/05	0.44
	2,500,000	0.66	Feb. 17/06	0.18
Balance – September 30, June 30 and March 31, 2004	23,705,000			0.91

Regulatory approval was obtained for the extension of the expiry date relating to 780,000 warrants due to expire on February 18, 2004.  The new expiry date of these warrants is February 18, 2005.  The exercise price is $1.15.

Regulatory approval was obtained for the extension of the expiry date relating to 1,700,000 and 2,000,000 warrants due to expire on August 26, 2004 and August 28, 2004 respectively. The new expiry date of these warrants is August 26, 2005 and August 28, 2004 and the exercise price is $1.06 and $0.89 respectively.

As at September 30, 2004, there were no escrow shares outstanding or voluntary pooling arrangements.

VANNESSA VENTURES LTD. Notes to the Consolidated Interim Financial Statements For the Six Months Ended September 30, 2004 Unaudited – Prepared by Management (In Canadian Dollars)

6.

RELATED PARTY TRANSACTIONS

As at September 30, 2004, accounts payable includes an amount due of $nil (March 31, 2004 - $8,300) to a company controlled by a Director.

During the quarter, the Company incurred expenditures for management fees, consulting, administrative services and certain fixed expenses from companies controlled by two Directors.  The expenditures were allocated as follows:

	September 30, 2004	September 30, 2003
Management fees and other fixed expenses	$ 30,000	$ 56,520
Fees and services allocated to mineral interests	49,692	109,036
	$ 79,692	$ 165,556

Related party transactions during the first quarter totaled $ 79,692 versus $ 165,556 in 2003. The amounts include a consulting fee of $ 5,000 per month paid to one Director and a consulting agreement with another Director at $US 6,200 per month which will remain in effect from year to year until such time as it is terminated by either party.

Related party transactions have been recorded at their exchange amount.

7.

CONTRIBUTED SURPLUS

In the six months ended, the Company granted 1,630,000  stock options to directors and employees.  Using the Black-Scholes fair value based option pricing method, stock options granted have been valued at $0.422119 per option for a total value of $688,053  of which $624,736  was charged to operations and $63,317  was allocated to mineral interests.

Assumptions used in this model were as follows:

	September 30, 2004	March 31, 2004
Risk free interest rate	3.89%	3.89%
Dividend yield	0	0
Volatility factor	121%	91%
Expected option life	5 years	5 years

Allocation of stock-based compensation cost was as follows:
Balance, beginning of year	$ 1,394,060	$ 866,192
Charged to operations	624,736	454,671
Charged to mineral interests	63,317	73,197
Balance, September 30, June 30 and March 31, 2004	$ 2,082,113	$ 1,394,060

VANNESSA VENTURES LTD. Notes to the Consolidated Interim Financial Statements For the Six Months Ended September 30, 2004 Unaudited – Prepared by Management (In Canadian Dollars)

8.

SUBSEQUENT EVENTS

International Arbitration

As noted in Note (4 (d) (ii)), the Company’s Request for the commencement of the process of International Arbitration was accepted by the International Center for the Settlement of Investment Disputes (ICSID) on October 28, 2004.  The claim alleges that the Bolivarian Republic of Venezuela has violated the obligations it owes to the Company under the Bilateral Trade Agreement in place between Venezuela and Canada.  In order to comply with the Arbitration Rules, the Company has discontinued all proceedings in relation to the measures alleged to be in breach of the Bilateral Investment Treaty before the courts or tribunals in Venezuela.  Following the acceptance of the Request by ICSID both parties are then instructed to commence the process of selection of arbitrators.

Disposition of Other Venezuelan Properties

As is shown in Note (4(d)(i)) above, the Company is in the process of divesting itself from its other properties in Venezuela.  Subsequent to September 30, 2004 the Company has returned properties in the Kilometer 88 region formerly controlled by Boralis Holdings A.V.V. to Boralis. Boralis has maintained a carried interest in these properties and the transfer will relieve the Company from the costs associated with maintaining and continuing the development process required in order to hold concessions in Venezuela.  Partially because of the International Arbitration process with respect to Las Cristinas, the Company feels that the probability of successfully developing these properties, obtaining required government permitting and actually putting any given property into production is very low. The process of disposing of other properties controlled by the Company in Venezuela is ongoing. A director of the Company has an interest in Boralis Holdings A.V.V.

Maple Creek

Due to continued sub-economic results from the bulk-sampling program at Maple Creek the Company will change the focus of operations.  The Maple Creek area will remain active with efforts focusing on reclamation of disturbed areas.  Exploration activities will be expanded to evaluate areas outside of the concession areas included in the Vanarde joint venture which contain substantial amounts of under-explored ground.

Marudi Drilling Program

In October of 2004 the Company announced that the drilling program at Marudi would be expanded in scope to include re-mapping of the area, re-logging of existing core and a review of all historical exploration information.  The new program, including infrastructure work, is budgeted to cost US$ 500,000 and is underway.

VANNESSA VENTURES LTD. Notes to the Consolidated Interim Financial Statements For the Six Months Ended September 30, 2004 Unaudited – Prepared by Management (In Canadian Dollars)

9.

SEGMENTED INFORMATION

	September 30, 2004	March 31, 2004

Identifiable assets by geographical location are as follows

Canada	$ 1,849,766	$ 4,700,703
Brazil	8,944	8,944
Costa Rica	4,592,929	4,458,220
Guyana	1,934,306	1,754,909
Venezuela	170,390	170,591
	$ 8,556,594	$ 11,093,367

10.

POTENTIAL FUTURE INCOME TAX ASSETS

The significant components of the Company’s Canadian tax-effected future income tax assets and liabilities are made up as follows:

	September 30, 2004	March 31, 2004
Future income tax assets:
Non-capital losses carried forward	$ 3,197,319	$ 2,472,800
Property plant and equipment	602,707	411,552
Mineral property interests	2,281,016	2,281,016

	6,081,042	5,165,368
Future income tax liabilities	-	-
	6,081,042	5,165,368
Valuation allowance	(6,081,042)	(5,165,368)
	$ -	$ -

Potential future income tax balances are recorded at known or estimates of substantially enacted tax rates applicable in jurisdictions to which tax bases, adjustments and balances apply.

At March 31, 2004 the Company has non-capital losses remaining to be carried forward of approximately $7,944,000 (2003 - $6,340,000) which may be available to offset future income for income tax purposes.  These losses expire over the next seven years.  The Company’s foreign exploration and development expenses approximating $2,323,000 (March 31, 2003 - $2,323,000) which can be carried forward indefinitely, may be available to offset future foreign resource profit.  In addition, the Company has capital losses of approximately $9,124,000 (March 31, 2004 - $9,124,000) which can be carried forward indefinitely and may be available to offset future capital gains.  Due to the uncertainty of realization of these carry-forwards, a full valuation allowance has been provided in the financial statements against future tax assets.

VANNESSA VENTURES LTD. Notes to the Consolidated Interim Financial Statements For the Six Months Ended September 30, 2004 Unaudited – Prepared by Management (In Canadian Dollars)

11.

COMMITMENTS

Office premises

The Company entered into a three year lease agreement for its Calgary, Alberta, Canada office premises  requiring total annual minimum lease payments of $40,620 per annum.  The lease expires on February 28, 2007.

The Company entered into a one year lease agreement  for its premises in Guyana requiring lease payments of $19,200 U.S. per annum.  The lease expires on March 31, 2005.

Mineral interests – see Note 4.

12.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with current presentation.

13.

CONTINGENCY

Matters detailed in Note 4(d)(ii) relating to the Company’s holdings in Mineras de Las Cristinas S.A. (Minca) create uncertainty as to the ultimate assets and liabilities that may be realized through Minca’s interests in the Las Cristinas concessions.

Management is not able to assess at this time the outcome of the legal proceedings and international arbitration in process or further quantify what, if any, additional financial impact may result from final resolution of the disputes.

14.

COMMITMENTS

The Company has the following contractual obligations in place as of September 30, 2004

	Fiscal 2005 (6Months)	Fiscal 2006	Fiscal 2007
Calgary Office Lease	$23,316	$48,011	$45,755
Marudi Drilling Contract	100,000	200,000	-

15.

AUDIT REVIEW

The Unaudited Consolidated Interim Financial Statements as at September 30, 2004 have not been  reviewed by our auditors, Ernst and Young, Vancouver, British Columbia, Canada.

Vannessa Ventures Ltd.

Schedule “C”

Management Discussions & Analysis

September 30, 2004

Introduction

Vannessa Ventures Ltd. is an exploration company engaged in the search for economic deposits of precious metals and stones primarily in Central and South America. The Company also evaluates properties available for acquisition.

The Company’s shares are listed on the TSX Venture Exchange and on the Berlin Stock Exchange.

The Management Discussion and Analysis (“MD&A”) provides an analysis of the Company’s business and compares its first quarter fiscal year 2005 financial results with those of the previous years first quarter. The MD&A should be read in conjunction with the consolidated financial statements and its related notes attached as Schedule A. The Company prepares and files its consolidated financial statements and MD&A in Canadian (CDN) dollars. The consolidated financial statements and MD&A are filed with Canadian regulatory authorities and are available on www.sedar.com.

The MD&A is comprised of five sections. The Summary (1) provides a review of the Company’s financial results and the more important accounting policies (estimates, capitalization, deferred costs) used in preparing such statements. The Expense section (2) reports on the Company’s expenses for the year. The Financial Condition and Liquidity (3) section describes the Company’s cash position and investing activities. In Risks and Uncertainties (4), the risks associated with the exploration and mining business are identified, and the Company’s plan of how to manage and mitigate exposures are explained and finally, the Operations Review and Outlook (5) section outlines the Company’s exploration and development plans for the coming year.

1. Summary

The Company has adopted the TSX Corporate Governance Guidelines and has established certain duties for the Board of Directors as well as auditing, quality, ethics and independence standards and rules as required for the Company’s US listing under the SARBANES-OXLEY Act 2002.

During the first quarter ended June 30, 2004 the Company continued its advancement of mineral projects in Costa Rica and Guyana and its legal proceedings in Venezuela with respect to the defense of its ownership rights to the Las Cristinas project.

Selected Financial Data

The following table contains selected financial information from the audited annual consolidated financial statements of the Company in accordance with Canadian GAAP for the years 2002 through 2004.

The table below also contains selected financial information derived from the unaudited interim consolidated financial statements of the Company prepared in accordance with Canadian GAPP for the current quarter and the seven preceding quarters.

Vannessa Ventures Ltd.

Selected Financial Information

For the Quarter Ended 30 September 2004

Selected Financial Data

The following selected financial data is derived from the audited annual consolidated financial statements of the Company prepared in accordance with Canadian GAAP.

		For the Years Ended March 31,
	2004	2003	2002

Operations:
General and administrative	1,412,355	1,821,770	1,800,278
Option benefits	454,671	700,004	-
Other expense (income)	3,714,016	6,813,530	4,632,434
Net loss	5,581,042	9,335,304	6,432,712
Basic and diluted loss per share	0.09	0.18	0.14

Balance Sheet
Total assets	11,093,367	7,977,296	11,548,315
Total liabilities	992,926	1,127,181	1,474,088
Working capital (deficiency)	3,698,844	-450,109	244,397
Resource property expenditures	3,115,319	4,265,833	6,896,022
Share capital
Authorized	250,000,000	250,000,000	100,000,000
Weighted average shares outstanding	60,431,353	51,249,109	46,498,958
Warrants	23,705,000	6,780,000	780,000
Options	3,500,000	2,025,000	2,117,500

The following selected financial data is derived from the unaudited  consolidated financial statements of the Company prepared in accordance with Canadian GAAP.

	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec
	2004			2003				2002

Operations:
General and administrative	403,082	381,498	281,551	314,030	600,860	215,914	397,825	273,872
Option benefits	607,030	-	387,104	-	67,567	-	55,396	90,648
Other expense (income)	927,228	822,619	1,670,044	517,138	759,078	767,756	5,371,680	613,127
Net loss	1,955,046	1,204,117	2,338,699	831,168	1,427,505	983,670	5,824,901	977,647
Basic and diluted loss per share	0.03	0.02	0.04	0.01	0.03	0.02	0.11	0.02

Balance Sheet
Total assets	8,556,336	9,874,580	11,093,367	11,805,949	7,859,949	8,259,779	7,977,296	1,322,740
Total liabilities	879,405	930,656	992,926	822,082	1,334,913	905,838	1,127,181	932,437
Working capital (deficiency)	1,100,385	2,499,322	3,698,844	3,381,020	-1,002,413	47,824	-450,109	390,303
Resource property expenditures	929,082	878,101	651,435	904,263	783,778	775,843	1,959,092	776,555
Share capital
Authorized	250,000,000	250,000,000	250,000,000	100,000,000	100,000,000	100,000,000	100,000,000	100,000,000
Outstanding	75,221,353	75,221,353	75,051,353	72,351,353	59,101,353	58,801,353	54,501,353	54,166,846
Warrants	23,705,000	23,705,000	23,705,000	24,580,000	11,080,000	152,455	6,780,000	6,445,493
Options	4,750,000	3,120,000	3,500,000	3,725,000	3,725,000	2,025,000	2,025,000	2,245,000

Contractual Obligations

The Company has the following contractual obligations in place as of September 30, 2004

	Fiscal 2005 (6Months)	Fiscal 2006	Fiscal 2007
Calgary Office Lease	$23,316	$48,011	$45,755
Marudi Drilling Contract	100,000	200,000	-

The accounting for all expenses for these activities is detailed in the attached Financial Statements using the following policies:

Accounting Policies

The Company’s accounting policies are described in Note 2 to the Consolidated Financial Statements. Management considers the following policies to be the most important in preparing the Company’s Consolidated Financial Statements and the uncertainties that could impact its financial condition and cash flows.

a) Use of Estimates

The attached Consolidated Financial Statements are prepared in conformity with Canadian GAAP, which requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported expenses during the reporting period. On an ongoing basis, management evaluates its estimates and assumptions; however, actual amounts could differ from those based on estimates and assumptions.

b) Property, Plant, Equipment and Exploration

In accordance with its accounting policies in these areas, the Company capitalizes Property, Plants and Equipment purchased as well as exploration expenses on properties with specific exploration programs. For a more detailed description of accounting for mineral interests see Financial Statements (Note 2d).

Financial Results

The Company has no revenue other than limited recoveries from exploration and bulk sampling. Total exploration expenditures for the six months ended 30 September 2004 were $1,996,262 (2004 - $1,698,837) as follows:

$919,865 spent in Guyana (2004 - $799,331)

$541,315 spent in Venezuela (2004 - $571,536)

$535,082 spent in Costa Rica (2004 - $321,784)

$nil spent in Brazil (2004- $6,186)

For details of these expenses see the following section “4. Mineral Interests” which lists expenses by country and category as well as the analysis on Schedule B – Supplementary Information (attached).

2. Expenses

Exploration Expenditures

During the six months in Costa Rica, the Company had expenditures of $535,082. $258,566 was spent on wages and office, $121,254 public meetings, $37,114 on community relations and $19,369 on media communications.  This increased activity for the public meetings, public awareness, and media communications  is part of the continuing initiative to complete the process of receiving approval of the Company’s environmental impact assessment from the environmental protection ministry or SETENA.

In Guyana, $306,656 was spent at Marudi Mountain for camp maintenance, security, transportation, preparations for the planned drilling program. The Company incurred expenses of $613,209 at Potaro/Maple Creek concessions for exploration and bulk sampling, wages and camp expenses, while total expenditures on all of the concessions totaled $919,865.

In Venezuela, the Las Cristinas Project incurred $374,681 in expenses. $128,356 were legal expenses, $47,642 was public relations expenses and $62,912 for travel and the balance for general administration, including rent. The decision to commence the program of International Arbitration with respect to Las Cristinas in early July required that the Company discontinue all legal actions in Venezuela related to the project. Fieldwork costs for the Company’s other Venezuelan holdings were $166,634 for La Fe, Yuruan and Kilometre 88.

Administrative Expenses

Administrative expenses incurred in Canada for the six months increased by $165,584 from $478,938 in 2004 to $784,580 in 2005.  The increase was due to increases in legal costs associated with the preparation for commencing the international arbitration process at Las Cristinas which resulted in increased professional fees, primarily for outside legal advice, from $53,276 in the six months of 2004 to $146,731 during the first two quarters of fiscal year 2005.  Office wages and services showed an increase from $57,057 in quarter one and two of the prior fiscal year to $197,755 in the current year due to management changes made in late 2003 following which management fees were converted to salary expenses and also due to an increase in professional staff including a controller and geologist.  In the first quarter the Company was still in transition after relocating the corporate office to Calgary from Vancouver.  In the quarter ended September 30, 2004 the Vancouver office was closed and all material costs associated with the Vancouver office have concluded..  Travel and accommodation costs for the six months ended increased from $27,140 in the prior year period to $48,040 this period due to increased activity associated with preparations for the Marudi drilling project, increased activity in Costa Rica associated with advancing the approval process with SETENA for the approval of the environmental impact assessment for Cerro Crucitas. Consulting fees increased during the six months  from $125,865 in the prior years period to $241,999 this period. Increased legal fees associated with the preparation for filing for international arbitration and increased professional consulting assistance on the Marudi and Potaro projects in Guyana

Related Party Transactions

Related party transactions during the first quarter of fiscal year 2005 totaled $79,692 versus $165,556 in 2004. The amounts include a consulting fee of $5,000 per month paid to one director and a consulting agreement with another director at $6,200 US per month which will remain in effect from year to year until such time as it is terminated by either party.

Impairment of Mineral Interests

Annually, the Company performs evaluations of its mineral interests to assess the recoverability of its exploration interests and investments. This evaluation is reviewed quarterly. Impairment evaluations for the assets consist of comparing the estimated asset with its carrying value and where the carrying values are less, an impairment charge is recorded to reduce the carrying value to its estimated recoverable value.

The impairment in Venezuela has been taken because of political uncertainties in general and the continuing dispute with CVG over the Las Cristinas issue.  On July 9, 2004 Vannessa commenced a process of international arbitration, which could negatively influence the Company’s other holdings in Venezuela. See also 5 “Operations Review.”  As a result impairment charges at Las Cristinas are equal to the carrying costs of the interest and the other Venezuelan properties the Company has recorded impairment charges to reduce the carrying values of these properties to a nominal amount.  In Guyana the impairments at Maple Creek were taken due to the continuing exploration and bulk sampling activities failing to identify sizable economic deposits. In Costa Rica, even though the Ministry of Environment reinstated the application process for the required environmental approval and the process is advancing through the process with SETENA, an impairment, was recorded equal to current expenditures incurred during the quarter.

3. Financial Condition and Liquidity

The Company did not have any revenues during the quarter other than very limited recoveries from bulk sampling and interest income from term deposits. The Company’s cash position increased from $232,479 as of March 31, 2004 to $ 511,363 as of June 30, 2004 due to timing of converting term deposits into cash.  The Company had working capital of $2,499,322 at the end of the quarter versus working capital of $3,698,844 at the end of the last fiscal year on March 31, 2004.

Earning (Loss) and Cash Flow

The Company’s reported loss for the six months of fiscal year 2005, in accordance with Canadian generally accepted accounting principles is $3,159,161 or $0.04 per share. This compares with a loss of $2,411,175 or $0.04 per share for the respective period of the previous fiscal year. The increase in losses is due mainly to mineral interest impairment charges of $257,164, increased stock based compensation of $219,333 and increased use of consultants, legal fees and higher wage costs associated with the employment of a geologist and a controller.

4. Risks and Uncertainties

In conducting its business, the Company faces a number of risks.

a) Exploration and Mining Risks

The business of exploring for metals, precious metals and precious stones involves many risks and hazards including environmental hazards, changes in regulatory environments and weather conditions. Such occurrences could result in financial losses, reduction of values of mineral properties, environmental damage and possible legal liability. As a result, the Company may incur costs that could have a material adverse effect upon its financial performance and liquidity.

b) Environmental Risks

The Company’s activities are subject to extensive federal, provincial, and local laws and regulations governing environmental protection and employee health and safety. The Company is required to obtain governmental permits on occasions, bonding under federal or state permits. Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that the Company has been or will be at all times in complete compliance with such laws, and permits, or that the costs of complying with such current and future laws will not materially adversely affect the Company ’s financial condition.

c) Political and Country Risk

The Company operates or has concessions in Costa Rica, Venezuela, Guyana and Brazil and is subject to a number of political, economic and other risks. The Company is not able to determine the impact of political, economic or other risks on its future financial position, however the Company is relying on the Foreign Investment Protection Agreements (FIPA) to mitigate certain adverse financial effects stemming from breaches of the bi-lateral trade agreements in Venezuela and potentially in Costa Rica.

Exploration activities are potentially subject to political, economic and other risks, including: cancellation or renegotiation of contracts; changes in foreign laws or regulations; expropriation or nationalization of property; foreign exchange controls; environmental controls and permitting; risks of loss due to civil strife, and other risks arising out of foreign sovereignty over the areas in which the Company’s operations are conducted.

Such risks could potentially arise in any country in which the Company operates, however the risks are currently regarded as greater in Venezuela and Costa Rica. Consequently, the Company’s exploration activities may be substantially affected by factors beyond the Company’s control, any of which could materially adversely affect the Company’s financial position.

d) Occurrence of events for which the Company is not insured

The Company maintains insurance to protect itself against certain risks related to its activities such as coverage for comprehensive general liability insurance. This coverage is maintained in amounts that are believed to be reasonable depending upon the circumstances surrounding each identified risk. However, the Company may not have insurance for certain risks such as environmental pollution or other hazards against which mining companies cannot insure.

e) The Company may not have satisfactory title to its properties

The validity and ownership of mineral concessions can be uncertain and may be contested. Although the Company has attempted to acquire satisfactory title to its properties, risk exists that some titles may be defective (see “5. Operational Review”).

f) Uncertainty of exploration and development programs

The Company’s financial position is significantly affected by the costs and results of its exploration programs. The Company actively seeks mineral reserves, primarily through exploration and through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any metal or precious metal/stones exploration program are the location of economic ore bodies, and mineralization could be different from those predicted by drilling and sampling.  In addition necessary governmental permits can be, and sometimes are, withheld. Assuming the discovery of an economic deposit, years may elapse from the initial phases of drilling until commercial operations are commenced. During such time, the economic feasibility of production may change. Accordingly, the Company’s exploration programs may not result in any new economically viable mining operations or yield new mineral reserves.

g) Licenses and permits

The exploration activities of the Company require licenses and permits from various governmental authorities. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations and believes that it is presently complying in all material respects with the terms of such licenses and permits. The licenses and permits may be subject to change in various circumstances.

There can be no guarantee the Company will be able to obtain or maintain all necessary licenses and permits required to explore its properties and, if commercial viability is established, commence construction or operation of mining facilities.

5. Operations Review for the Six Months ended  September 30, 2004 and Outlook for 2004/2005

Las Cristinas, Venezuela

Over the past two years a number of legal actions undertaken by MINCA in defense of its rights to the Las Cristinas project have been either filed in Court or have been followed up in court proceedings. Although some rulings were obtained in July of 2004 no significant progress was made during fiscal year 2004 and the Company filed for international arbitration on July 8, 2004.  The Request for arbitration claimed that the government of Venezuela expropriated the property without compensation and Vannessa is seeking remedies under the Bilateral Investment Treaty between Canada in Venezuela.  Up until September 30, 2004 the Company had supplied some supporting information to the International Center for Settlement of Investment Disputes (ICSID) but no decision on acceptance of our Request for Arbitration had been received.

(see Subsequent Events (a)).

Maple Creek, Guyana

At the Maple Creek property in Guyana bulk sampling work and regional exploration work is continuing although the results to date have not identified any significant volumes of material that would be economic to mine on a large scale basis processing the majority of channel sediments. Exploration and bulk sampling during the quarter were focused on a previously unexplored part of the channel but again with sub-economic results.   Continuing exploration will focus on new target areas and areas potentially suitable for smaller scale concentrated excavation near existing drainages.

Marudi Mountain, Guyana

The Company completed initial preparatory work in road repairs and bridge building in preparation for the previously announced drilling program during the prior fiscal year. In mid September an agreement was signed with a drilling contractor to carry out the drilling program at Marudi.  The project had been planned for earlier in the year but delays in completing the road and bridge repairs on the access into the site and the onset of the rainy season resulted in the program being deferred.  With the end of the traditional rainy season, usually at the end of September, drilling is expected to commence in the upcoming quarter.  A Canadian consulting Geologist has been retained to supervize the drill program.  The scope of the project and the budget has been increased to include re-mapping of the project area, re-logging of core on site from prior programs and a review of all existing historical information on the property. The goal of the approximately 2,600 meter program is to better define the existing resource area and to identify potential extensions and additions to areas of gold mineralization.  On September 1, the Company received an Environmental Permit for the project from the Guyanese Environmental Protection Agency.

Paint Mountain

Adjoining the Marudi concession area of significant potential to contain economic mineral deposits called Paint Mountain.  In September of this year the Company received a Prospecting License from the Guyana Geology and Mines Commission over this area of approximately 32.9 square kilometers.  This License gives the Company exclusive rights to occupy and explore the designated area.

Crucitas, Costa Rica

On October 27, 2003, the Company announced that it had been advised by the Costa Rican Minister of Environment that the SETENA resolution calling the Company's Environmental  Impact Study "insufficient in scope" was legally flawed and that he had annulled SETENA's ruling. His ruling, based on existing Costa Rican law, allows the Company (which has already received its exploitation license) to resume its application process for the development of the Crucitas gold project. This latest development was encouraging and Vannessa withdrew its request to annul the controversial SETENA resolution from the legal proceedings currently in process in the Supreme Court.

The process with SETENA to have the Environmental Impact Study approved has advanced and is ongoing.   During the first quarter the Company continued to work with SETENA to advance the process of Approval of the EIS.  Several experts in biology, zoology, hydro-geological studies and other disciplines visited the site to provide input to SETENA prior to the public meeting at the end of July.  Also in June a group from SETENA visited the site and the surrounding communities together with Vannessa staff to see the property and area first hand.  An archeological study, focusing on a small part of the concession was completed.  The intensive series of public meetings, informational meetings, and technical meetings with SETENA and other groups culminated with a Public Meeting held in a community near the project site called Coopevega.  The Public Meeting was held on Saturday July 31, 2004 and was an official meeting chaired by staff from SETENA.  The meeting was well attended with over 1,200 people at the event from local communities, from surrounding towns and from many other locations.  The meeting lasted the entire day and all interested parties were allowed to state their opinions for, or against, the project and to ask questions of the Company regarding the technical aspects of the project.  Although there was opposition to the project from various groups the project also had strong support from many individuals and organizations from the local communities who felt the Company could develop the project in a safe and environmentally acceptable manner as laid out in the environmental impact assessment.  The local people also expressed an interest in the employment, economic development, and other opportunities that would flow from the project in this underdeveloped and under serviced area of the country.  This meeting is a key step in advancing the process with SETENA to receive approval of the Company’s environmental impact assessment

Subsequent Events

Subsequent to September 30, 2004 and as of November 24, 2004, the Company reports the following developments:

(a)Arbitration

On July 8, 2004 Vannessa commenced a process of international arbitration by filing a document to initiate the process, or Request, with the International Centre for Settlement for Investment Disputes (ICSID) in Washington D.C.  This was made necessary at this time due to the lack of progress of the Company’s cases through the Venezuelan court system and the fact that the ICSID process requires that the process be initiated within three years of an investor being aware that an act of expropriation had occurred.  Vannessa initiated this action well before the three year period available to initiate such an action had expired.  The Company has been contacted by ICSID regarding our Request submitted, on July 9, 2004, asking that supplemental information be provided which has subsequently been forwarded.

On October 28, 2004, the Secretary-General of the International Centre for Settlement of Investment Disputes (ICSID) in Washington, D.C. registered the Company’s Request For Arbitration against the Bolivarian Republic of Venezuela with respect to the Las Cristinas gold and copper property.

The acceptance of our Request by ISCID initiates the formal arbitration process against Venezuela for the alleged expropriation of Vannessa’s contractual rights to develop the Las Cristinas gold deposit located in Bolivar State, Venezuela.  The rights to develop the property are held by MINCA, a 95 percent owned subsidiary of Vannessa de Venezuela.  The next step in the arbitration process is the appointment of the Arbitral Tribunal, which the Company and Venezuela are directed to do within 60 days of the date of registration.

Vannessa is seeking remedies under the Bilateral Investment Treaty between Canada and Venezuela and asking the Arbitration Tribunal to award restitution of Vannessa’s contractual rights to develop the project and the return of all property confiscated by the CVG and the Government of Venezuela and monetary damages or, in lieu, monetary damages in compensation for out of pocket expenses, plus interest, and for lost profits.  The claim for sunk costs and lost profits, before interest, is $US 1,045 million.

Substantial uncertainty exists as to the ultimate resolution of the Company’s rights and title issues and the level of compensation, if any, which may be received through the ICSID process.

(b) Disposition of Other Venezuelan Properties

As described in Note 8 to the financial statements, the Company returned the properties in the Kilometer 88 area formerly controlled by Boralis Holdings A.V.V. to Boralis.  The situation in Venezuela following the initiation of International Arbitration by the Company against Venezuela made the probability of developing these properties very low.   The transfer will remove obligations the Company has to spend money in continued exploration and development and will enable the Company to reduce staff and contract operations in Venezuela considerably. In addition Boralis maintained a carried interest in these properties.  The Company is also in the process of disposing of other properties under its control for the same reasons as stated above.  A director of the Company has an interest in Boralis Holdings A.V.V.

(c) Crucitas, Costa Rica

Following the public meeting on July 31, 2004, which was organized and funded by the Company according to the SETENA regulations, the Company compiled a written record of all of the proceedings extracted from the video and audio tape that was made of all of the official proceedings.  The Company continued to meet with local communities and to inform the press about the project and the process.  In addition trips were made to Nicaragua to inform the media and Government officials in this country about the project.  Concerns had been raised by some individuals that unexpected  problems at the mine could impact the Rio San Juan (San Juan River) which is about 10 kilometers from the mine site and forms the boundary between Nicaragua and Costa Rica.  The purpose of this activity is to ensure the media and individuals were in possession of the facts with respect to the project and the environmental safeguards that Industrias Infinito S.A. has committed to putting in place to protect the environment.

Industrias Infinito S.A., the Company’s 100% owned subsidiary has invested approximately $45 million in this project.

(d) Marudi Drilling Program

The drilling program at Marudi commenced in late October following the arrival of the crews and the drill on site and the planned 2,500-2,600 meter program will be completed through the remainder of calendar year 2004 and the first months of 2005.

(e) Maple Creek

Due to continued sub-economic results from the bulk sampling activities in the paleo-channel, activities at Maple Creek are now focused on reclamation of disturbed area and strategic exploration of the entire concession area and not focused on developing bulk mining operations in the joint venture area.  Upon completion of reclamation early in calendar year 2005, the Company will re-assess the focus of exploration efforts on the entire concession area and continue the suspension of all large volume bulk sampling activity.  This will reduce costs substantially while exploration activities on this large high potential area for gold or diamonds can continue.

VANNESSA VENTURES LTD.

220, 1010 – 1St S.W.

Calgary, Alberta T2R 1K4

Telephone: (403) 444-5191

NEWS RELEASE

November 26, 2004

Trading Symbol: TSXV: VVV

Financial Statements

Calgary – Vannessa Ventures Ltd. (“the Company”) released today its Consolidated Interim Unaudited Financial Statements for the fiscal six months ending September 30, 2004.

For the six months ended September 30, 2004, the Company reported a loss of $3,159,161 (2003 - $2,411,175) or $0.04 per share (2003 - $0.04 per share). The Company has cash and short term investments $1,796,500 as at September 30, 2004 compared to $4,577,000 as at September 30, 2003.

Activities in Costa Rica continued during the quarter as the Company continued to work toward facilitating the approval of the Environmental Impact Statement which is required before development activities on the Cerro Crucitas gold property can continue.  In October of 2003, the Environmental Minister ruled that the Environment Ministry  (SETENA) must continue with the application process for development of Crucitas.  During the first six months of the year the Company’s 100 percent owned subsidiary, Industrias Infinito S.A., has held technical sessions, community information programs and other activities to inform the public about the project.  On July 31, 2004 a public meeting was held in Coopevega, a community near the proposed mine site.  The meeting was chaired by officials from SETENA and over 1,000 people attended the session which took the entire day.  At the meeting the public had the opportunity to ask questions of Infinito staff regarding environmental aspects of the project and to state opinions regarding the proposed development.  Although some at the meeting opposed development, the project also had strong local support from organizations and individuals who wished to see the project go ahead.  Following the meeting, SETENA will incorporate the issues raised at the meeting into their continuing review.

The drilling program in Guyana, which was rescheduled for the end of the rainy season, was advanced with the drilling program being put into place in September.  The expanded program will now involve re-logging of existing core, detailed mapping of the target area and a review of all historical geological information in addition to the 2,500 meter program.  The drill was on site in October and drilling has commenced.

At the Company’s Maple Creek property in Guyana, activities have shifted from continued bulk sampling of the paleo-channel to focus on exploration in under-explored areas of the concession and on reclamation of disturbed areas.

In July of 2004, the Company filed a claim with the International Centre for Settlement of Investment Disputes (ICSID) in Washington D.C., regarding the alleged expropriation without compensation of the Las Cristinas property located in Venezuela.  Vannessa Ventures Ltd. claims the Government of Venezuela was in violation of the obligations it owes to the Company and its subsidiaries under the Bilateral Investment Treaty between Canada and Venezuela. In late October, ICSID accepted Vannessa’s Request for Arbitration.

The Company claims, before interest, are for restitution of contractual rights and confiscated property plus damages of $US 50 million or, in lieu of restitution, $US 1,045 million for recovery of sunk costs and lost future profits.

Some of the statements contained in this release are forward-looking statements, such as statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Since forward-looking statements address future events, they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated in such statements.

John R. Morgan

President

Vannessa Ventures Ltd.

     “The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.”